HellerEhrman

September 8, 2006

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

21441.0001

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding notice of annual general meeting, dated August 15, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on August 15, 2006;

(2) The Company's announcement in relation to the unaudited results for the first quarter ended June 30, 2006 of Pacific Andes (Holdings) Ltd., dated August 10, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on August 10, 2006;

dlw 9/13

(3) The Company's announcement in relation to the unaudited results of Pacific Andes (Holdings) Ltd. for the first quarter ended June 30, 2006 and China Fishery Group Limited for the second quarter and first half year ended June 30, 2006, dated August 7, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on August 8, 2006;

(4) The Company's announcement regarding further delay in despatch of circular regarding the major transaction shareholders' approval by way of written certificate, dated August 4, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on August 7, 2006;

(5) The Compnay's announcement regarding results for the year ended March 31, 2006, dated July 28, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on July 31, 2006;

(6) The Company's announcement regarding results for the year ended March 31, 2006, dated July 26, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on July 27, 2006;

(7) The Company's announcement regarding delay in despatch of circular regarding major transaction – possible acquisition of the Peruvian companies, dated July 5, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on July 6, 2006; and

(8) The Company's announcement regarding expiry of subscription rights attaching to warrants, dated June 26, 2006, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on June 27, 2006.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

21441\0001\42sec.doc

[Leg]al & General Notices

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2006 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 65% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and it subsidiaries (the "PAH Group") for the first quarter ended 30 June 2006.

This announcement is a summary of the announcement made by PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 10 August 2006. Hereinbelow is the unaudited consolidated results of PAH Group for the first quarter ended 30 June 2006, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited consolidated financial statements of PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 10 August 2006.

1(a) Unaudited Consolidated Income Statement for the First Quarter ended 30 June 2006

	PAH Group		
	3 months ended		
	30.06.2006	30.06.2005	Increase
	HK$'000	*HK$'000*	%
Revenue	1,300,199	804,888	86.4
Cost of sales	(1,305,261)	(718,366)	81.7
Gross profit	194,938	86,522	125.3
Other operating income	1,010	821	23.0
Selling and distribution expenses	(7,775)	(5,952)	30.6
Administrative expenses	(26,549)	(17,539)	51.4
Discount on acquisition of a subsidiary	7,839	-	NM
Finance costs	(29,873)	(16,006)	86.6
	139,590	47,846	191.7
Share of results of associates	108	(21)	614.3
Profit before taxation	139,698	47,825	192.1
Taxation	(2,533)	(500)	406.6
Profit for the period	137,165	47,325	189.8
Attributable to:			
Equity holders of PAH	70,390	40,712	72.9
Minority interests	66,775	6,613	909.8
	137,165	47,325	189.8

	PAH Group		
	3 months ended		
	30.06.2006	30.06.2005	Increase
	HK$'000	*HK$'000*	%
Other operating income including interest income	1,010	821	23.0
Interest on borrowings	(29,873)	(16,006)	86.6
Amortisation of deferred charter hire	(26,910)	(5,668)	374.8
Depreciation expenses	(3,924)	(1,696)	131.4
Discount on acquisition of a subsidiary	7,839	-	NM
Foreign exchange gain	289	258	12.0

Notes:

a. Prior to 1 July 2005, the PAH Group equity accounted for its 36.93% beneficial interest in China Fisheries International Limited ("CFIL") by including its proportionate share of individual line items of revenue, expenses, assets and liabilities in the PAH Group's accounts. CFIL was a jointly-controlled entity operating under a shareholders' agreement. With a restructuring of the CFIL group on 1 July 2005, prior to the initial public offering of shares of its holding company, China Fishery Group Limited ("China Fishery"), the

Notes:

a. Goodwill arose from the acquisition of interest in CFIL by the PAH Group in prior years and represent the excess of consideration paid over the fair value of net assets of CFIL at the respective dates of acquisition of interests in equity of CFIL.

b. Deferred charter hire represent the prepayment made by CFIL for long term chartering of fishing vessels.

2. **Earnings per ordinary share**

	PAH Group	
	3 months ended 30.06.2006	3 months ended 30.06.2005
Earnings per ordinary share		
(i) Based on weighted average number of ordinary shares in issue; and	HK10.63 cents	HK6.39 cents
(ii) On a fully diluted basis	HK10.63 cents	HK6.27 cents

3. Net asset value per ordinary share

	PAH Group		PAH	
	30.06.2006	31.03.2006	30.06.2006	31.03.2006
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$2.05	HK$1.94	HK$1.38	HK$1.36

4. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business.**

As announced in 2QFY2006 results and explained in section 1(a) of this announcement, with effect from 1 July 2005, the PAH Group accounted for 100% of consolidated revenue, expenses, assets and liabilities of its subsidiary China Fishery Group Limited ("China Fishery") with a one-line deduction in the income statement and balance sheet for China Fishery's minority interests. This contrasts with the proportionate consolidation of 36.9% equity interest on a line by line basis in FY2005 and resulted in increases of various line items in 1QFY2007 relative to 1QFY2006.

For 1QFY2007, the PAH Group recorded a 72.9% jump in profit attributable to shareholders to HK$70.4 million as revenue grew 86.4% to HK$1.5 billion.

Apart from the increase resulting from the change brought about by the restructuring as explained in section 1(a), the growths in revenue and profits were attributed to the significantly increased contributions from the PAH Group's core frozen fish trading and distribution division and its fast-growing fishing division.

The frozen fish trading and distribution division recorded a 65.8% increase in revenue to HK$1.2 billion, which accounted for 81.8% of total 1QFY2007 revenue. Net profit attributable to shareholders derived from this division surged by 65.6% to HK$40.2 million. The increases were the result of the continuing robust worldwide demand for quality frozen fish, particularly in the PAH Group's main market, the People's Republic of China (the "PRC").

The fishing division, spearheaded by the subsidiary China Fishery, recorded strong top-line and bottom-line growths for its 2QFY2006 ended 30 June 2006, due to the commencement of its new vessel operating agreement ("new VOA") for fishing operations in the Pacific Ocean that was announced in February 2006. The fishing division, with its fishing capacity doubled under the new VOA, soared its revenue by 421.2% to HK$258.9 million or 17.3% of total 1QFY2007 revenue. Net profit attributable to shareholders derived from the fishing division jumped 83.7% to HK$30.2 million.

Correspondingly, gross profit increased 125.3% to HK$194.9 million and gross profit margin improved to 13.0% from 10.7%. Profit after taxation jumped 189.8% to HK$137.2 million while

Foreign exchange gain	289	258	12.0

Notes:

a. Prior to 1 July 2005, the PAH Group equity accounted for its 36.93% beneficial interest in China Fisheries International Limited ("CFIL") by including its proportionate share of individual line items of revenue, expenses, assets and liabilities in the PAH Group's accounts. CFIL was a jointly-controlled entity operating under a shareholders' agreement. With a restructuring of the CFIL group on 1 July 2005, prior to the initial public offering of shares of its holding company, China Fishery Group Limited ("China Fishery"), the shareholders' agreement was terminated. Consequently, the PAH Group has effective control over a combined 51.9% of the shares of China Fishery held through the 49.9% and 2% interests in China Fishery shares held respectively by Zhonggang Fisheries Limited ("Zhonggang") and Golden Target Pacific Limited ("Golden Target"). The PAH Group owns 70% and 100% of the equity of Zhonggang and Golden Target respectively. From 1 July 2005, China Fishery is a subsidiary and all its revenue, expenses, assets and liabilities are fully consolidated in the PAH Group's accounts. The 65.88% share of the net operating results and net assets of China Fishery held by other shareholders are deducted as minority interests. The change in basis of inclusion of revenue, expenses, assets and liabilities as explained above has contributed to increases in various line items in the income statement and balance sheet for the first quarter ended 30 June 2006 ("1QFY2007") relative to the first quarter ended 30 June 2005 ("1QFY2006").

b. The net profit attributable to the equity holders of PAH, contributed by the trading and distribution division and the fishing division (headed by China Fishery) is set out as follows:

	PAH Group 3 months ended 30.06.2006 *HK$'000*	 30.06.2005 *HK$'000*	 Increase %
Trading and distribution division	40,214	24,283	65.6
Fishing division	30,176	16,429	83.7
Net profit attributable to equity holders of PAH	70,390	40,712	72.9

1(b) Unaudited Consolidated Balance Sheet

	PAH Group 30.06.2006 *HK$'000*	 31.03.2006 *HK$'000*
NON-CURRENT ASSETS		
Property, plant and equipment	214,027	114,485
Investment properties	22,900	22,900
Goodwill	105,293	105,293
Deferred charter hire	780,780	604,890
Interests in associates	168	60
Other intangible assets	2,728	2,728
	1,125,896	850,356
CURRENT ASSETS		
Inventories	391,716	836,313
Trade receivables	1,097,035	1,376,174
Trade receivables with insurance coverage	477	1,186
Other receivables and prepayments	391,415	315,672
Current portion of deferred charter hire	107,640	107,640
Bills receivable	224,106	107,210
Tax recoverable	549	549
Pledged deposits	369	70
Bank balances and cash	275,029	176,681
	2,488,336	2,921,495
CURRENT LIABILITIES		
Trade payables	11,979	46,123
Other payables	41,416	56,609
Income tax payable	8,925	6,675
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	5,492	2,682
Bank advances drawn on bills and discounted trade receivables with insurance coverage	228,967	117,856
Current portion of interest-bearing bank borrowings	1,237,375	1,558,135
	1,534,154	1,788,080
NET CURRENT ASSETS	954,182	1,133,415
NON-CURRENT LIABILITIES		
Interest-bearing bank borrowings	103,694	137,609
Deferred tax liabilities	570	570
	104,264	138,179
NET ASSETS	1,975,814	1,845,592
CAPITAL AND RESERVES		
Share capital	576,595	576,595
Reserves	779,993	709,774
Attributable to equity holders of PAH	1,356,588	1,286,369
Minority interests	619,226	559,223
TOTAL EQUITY	1,975,814	1,845,592

vessel operating agreement ("new VOA") for fishing operatic[illegible] the Pacific Ocean that was announced in February 2006. The fishing division, with its [illegible] ıpacity doubled under the new VOA, soared its revenue by 421.2% to HK$258.9 mill[illegible] ,7.3% of total 1QFY2007 revenue. Net profit attributable to shareholders derived from the fishing division jumped 83.7% to HK$30.2 million.

Correspondingly, gross profit increased 125.3% to HK$194.9 million and gross profit margin improved to 13.0% from 10.7%. Profit after taxation jumped 189.8% to HK$137.2 million while net profit margin before minority interest improved to 9.1% from 5.9%.

The growth in margins as well as profits in 1QFY2007 are also partially attributable to the required change in consolidation basis for the fishing division to 100.0% basis, as well as sustained high demand for the PAH Group's products in the PRC.

Income from shipping agency and services remained at similar levels, contributing HK$12.3 million in 1QFY2007. Revenue from vegetable products decreased to HK$1.7 million from HK$2.5 million, in line with the PAH Group's cessation of the cultivation and processing of vegetables so as to focus on the sourcing and distribution of vegetable products.

Geographically, the PRC remained the PAH Group's largest market, with sales rising 80.0% in 1QFY2007 to HK$1.3 billion or 86.9% of total revenue. Sales to Korea and Japan primarily constituted highly seasonal seafood products such as fish roe - reflecting the PAH Group's successful foray into the Korea market, sales surged to HK$119.4 million or 7.96% of 1QFY2007 PAH Group revenue, from HK$21.9 million. Sales to Western Europe also recorded an encouraging growth to HK$38.8 million from HK$11.6 million.

Consistent with the general expansion of the PAH Group's operations, selling and distribution expenses rose 30.6% to HK$7.8 million while administrative expenses increased 51.4% to HK$26.5 million. Finance costs increased 86.6% to HK$29.9 million, in line with the higher interest rate environment and the increase in PAH Group revenue.

The PAH Group also recognised a discount on acquisition of HK$7.8 million in 1QFY2007 arising from the fishing division's HK$48.4 million acquisition of a 100% equity interest in Procesadora del Carmen S.A., a Peruvian fishing company which owns and operates two fishing vessels in Peruvian waters.

The decreases in inventories and trade receivables balances as well as trade payables as at 30 June 2006 compared to 31 March 2006 are consistent with the annual slowing down of business activities from the end of June with the onset of the low fishing season. Inventory turnover is now reduced to 37 days compared with 45 days previously.

The PAH Group's total borrowings (bank advances drawn on bills and discounted trade receivables and bank borrowings) have decreased 13.4% to HK$1,570.0 million as at 30 June 2006, compared to HK$1,813.6 million as at 31 March 2006.

EBITDA/Interest cover improved to 6.70 times in 1QFY2007 from 4.45 times in 1QFY2006. Net debt to equity ratio was lowered to 53.9% as at 30 June 2006 from 82.3% as at 31 March 2006.

5. A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months.

Looking ahead, with the fishing division targeting to complete its proposed acquisition of Peruvian fishing and fishmeal processing group, Alexandra S.A.C., in the second half of 2006, the PAH Group will be evaluating an array of favourable opportunities that would be made available to the PAH Group's integrated supply chain operations, incorporating combined strengths in industrial fishing operations and logistics/global distribution networks.

In view of Peru being the largest supplier of fishmeal to the PRC and the world market, coupled with the South Pacific Ocean being one of the most productive fishing areas in the world, the PAH Group as a whole is targeting to leverage on the following in the future:

(a) The rapidly expanding aquaculture, poultry and livestock farming industries in the PRC, which are large consumers of quality fishmeal;

(b) The fishing division's future access to the abundant supply of under-utilised fish species such as Anchovy and Chilean Jack Mackerel in the South Pacific Ocean for supply into the PRC and African consumer markets for direct human consumption.

The directors of PAH Group are optimistic of the profitability of the PAH Group for FY2007, barring unforeseen circumstances. The steady growth in overall fish consumption levels worldwide will prevail with increasing awareness of fish being a healthier source of protein, particularly in respect of the PAH Group's largest market, the PRC.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 10 August 2006

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

太平洋恩利(控股)有限公司
截至二零零六年六月三十日止第一季度之未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)董事會(「董事」)欣然公布本公司擁有65%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」)(其股份於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零六年六月三十日止第一季度之未經審核綜合業績。

本公布為恩利控股於二零零六年八月十日遵照新加坡證券交易所有限公司之證券上市手冊編製公布之概要。以下為根據香港聯合交易所有限公司證券上市規則第13.09條之披露責任而刊發之恩利控股集團截至二零零六年六月三十日止第一季度之未經審核綜合業績。

恩利控股集團之未經審核綜合財務報表乃根據新加坡財務報告準則之規定妥善編製，並於二零零六年八月十日在新加坡證券交易所有限公司之網站www.sgx.com公布。

1(a) 截至二零零六年六月三十日止第一季度之未經審核綜合收益表

	恩利控股集團 截至六月三十日止三個月 二零零六年 千港元	二零零五年 千港元	增加 百分比
營業額	1,500,199	804,888	86.4
銷售成本	(1,305,261)	(718,366)	81.7
毛利	194,938	86,522	125.3
其他經營收入	1,010	821	23.0
銷售及分銷支出	(7,775)	(5,952)	30.6
行政支出	(26,549)	(17,539)	51.4
收購一家附屬公司之折讓	7,839	–	不具意義
財務支出	(29,873)	(16,006)	86.6
	139,590	47,846	191.7
所佔聯營公司業績	108	(21)	614.3
除稅前溢利	139,698	47,825	192.1
所得稅	(2,533)	(500)	406.6
期內溢利	137,165	47,325	189.8
下列應佔部分：			
恩利控股權益持有人	70,390	40,712	72.9
少數股東權益	66,775	6,613	909.8
	137,165	47,325	189.8

	恩利控股集團 截至六月三十日止三個月 二零零六年 千港元	二零零五年 千港元	增加 百分比
包括利息收入之其他經營收入	1,010	821	23.0
借貸利息	(29,873)	(16,006)	86.6
遞延船舶租賃攤銷	(26,910)	(5,668)	374.8
折舊支出	(3,924)	(1,696)	131.4
收購一家附屬公司之折讓	7,839	–	不具意義
外匯兌換收益	289	258	12.0

附註：

a. 於二零零五年七月一日前，恩利控股集團之權益按其於中漁國際有限公司(「中漁國際」)36.93%實際權益列賬，當中計入中漁國際按營業額、支出、資產及負債個別項目於恩利控股集團賬目所佔比例。中漁國際乃按照股東協議作為共同控制實體經營。隨著中漁國際集團在其控股公司中漁集團有限公司(「中漁」)首次公開發售股份前於二零零五年七月一日進行重組，股東協議已被終止。[illegible]

附註：

a. 商譽源自恩利控股集團過往年度收購中漁國際之權益，乃指已付代價超出中漁國際資產淨值於收購中漁國際權益相關日期的公平值之金額。

b. 遞延船舶租賃指中漁國際就長期租賃捕撈船舶之預付款項。

2. 每股普通股盈利

每股普通股盈利	恩利控股集團 截至六月三十日止三個月 二零零六年	二零零五年
(i) 按已發行普通股之加權平均數為基準；及	10.63港仙	6.39港仙
(ii) 按全面攤薄為基準	10.63港仙	6.27港仙

3. 每股普通股之資產淨值

	恩利控股集團 二零零六年六月三十日	恩利控股集團 二零零六年三月三十一日	恩利控股 二零零六年六月三十日	恩利控股 二零零六年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股資產淨值	2.05港元	1.94港元	1.38港元	1.36港元

4. 恩利控股集團之業務表現回顧，使能對恩利控股集團業務有合理了解。

誠如二零零六財政年度第二季度所公布及本公布第1(a)節所闡釋，自二零零五年七月一日起，恩利控股集團按其附屬公司中漁集團有限公司(「中漁」)全部綜合營業額、支出、資產及負債列賬，並於收益表及資產負債表就中漁少數股東權益作出一項扣減，而二零零五財政年度則以項目為基準按比例綜合36.9%股本權益，因而導致二零零七財政年度第一季多個項目對比二零零六財政年度第一季有所增加。

於二零零七財政年度第一季，恩利控股集團之股東應佔溢利激增72.9%至70,400,000港元，收益飆升86.4%至1,500,000,000港元。

除第1(a)節所闡釋基於重組帶來轉變而產生之增幅外，收益及溢利增加主要由於恩利控股集團核心冷凍魚類買賣及分銷部門以及其迅速發展之捕撈部門帶來龐大增長貢獻。

冷凍魚類買賣及分銷部門營業額增加65.8%至1,200,000,000港元，佔恩利控股集團於二零零七財政年度第一季總營業額81.8%。源自該部門之股東應佔淨溢利增加65.6%至40,200,000港元。營業額及淨溢利增加主要由於全球各地對優質冷凍魚類需求持續殷切，尤以恩利控股集團之主要市場中華人民共和國(「中國」)為然。

於截至二零零六年六月三十日止二零零六財政年度第二季，由附屬公司中漁領導之捕撈部門溢利及營業額均錄得強勁增長，主要由於其於二零零六年二月宣布之新船舶經營協議(「新船舶經營協議」)在太平洋捕撈業務正式開展。新船舶經營協議使捕撈部門的捕撈能力增加一倍，其營業額亦攀升421.2%至258,900,000港元，或佔二零零七財政年度第一季總營業額17.3%。源自捕撈部門之股東應佔淨溢利躍升83.7%至30,200,000港元。

同樣，毛利增加125.3%至194,900,000港元，毛利率由10.7%改善至13.0%。除稅後溢利躍升189.8%至137,200,000港元，而未計少數股東權益前毛利率由5.9%改善至9.1%。

附註：

a. 於二零零五年七[illegible]前，恩利控股集團之權益按其於中漁國際有限公司（「中漁國際」）36.93%實際權益列賬，當中計入中漁國際按營業額、支出、資產及負債個別項目於恩利控股集團賬目所佔比例。中漁國際乃按照股東協議作為共同控制實體經營。隨著中漁國際集團在其控股公司中漁集團有限公司（「中漁」）首次公開發售股份前於二零零五年七月一日進行重組，股東協議已被終止。恩利控股集團因而分別透過中港漁業有限公司（「中港」）及Golden Target Pacific Limited（「Golden Target」）於中漁股份所持49.9%及2%權益，對合共所持51.9%中漁股份擁有實際控制權。恩利控股集團分別擁有中港及Golden Target 70%及100%權益。自二零零五年七月一日起，中漁為附屬公司，其所有營業額、支出、資產及負債均全部於恩利控股集團賬目綜合計算。其他股東所持中漁經營業務淨額及資產淨值所佔68.88%列作少數股東權益扣除。以上所闡釋計入營業額、支出、資產及負債之基準變動，導致截至二零零六年六月三十日止第一季度（「二零零七財政年度第一季」）對比截至二零零五年六月三十日止第一季度（「二零零六財政年度第一季」）之收益表及資產負債表內多個項目有所增加。

b. 買賣及分銷部門以及由中漁領導之捕撈部門對恩利控股權益持有人應佔淨溢利所作貢獻載列如下：

	恩利控股集團 截至六月三十日止 三個月 二零零六年 千港元	二零零五年 千港元	增加 百分比
買賣及分銷部門	40,214	24,283	65.6
捕撈部門	30,176	16,429	83.7
恩利控股權益持有人應佔淨溢利	70,390	40,712	72.9

1(b) 未經審核綜合資產負債表

	恩利控股集團 二零零六年 六月三十日 千港元	二零零六年 三月三十一日 千港元
非流動資產		
物業、機器及設備	214,027	114,485
投資物業	22,900	22,900
商譽	105,293	105,293
遞延船舶租賃	780,780	604,890
於聯營公司之權益	168	60
其他無形資產	2,728	2,728
	1,125,896	850,356
流動資產		
存貨	391,716	836,313
貿易應收款項	1,097,035	1,376,174
已投保之貿易應收款項	477	1,186
其他應收款項及預付款項	391,415	315,672
遞延船舶租賃－即期部分	107,640	107,640
應收票據	224,106	107,210
可收回稅項	549	549
已抵押存款	369	70
銀行結存及現金	275,029	176,681
	2,488,336	2,921,495
流動負債		
貿易應付款項	11,979	46,123
其他應付款項	41,416	56,609
應繳所得稅	8,925	6,675
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	5,492	2,682
已投保票據及貿易應收款項之貼現銀行融資	228,967	117,856
計息銀行借貸－即期部分	1,237,375	1,558,135
	1,534,154	1,788,080
流動資產淨值	954,182	1,133,415
非流動負債		
計息銀行借貸	103,694	137,609
遞延稅項負債	570	570
	104,264	138,179
資產淨值	1,975,814	1,845,592
資本及儲備		
股本	576,595	576,595
儲備	779,993	709,774
恩利控股權益持有人應佔權益	1,356,588	1,286,369
少數股東權益	619,226	559,223
資金總額	1,975,814	1,845,592

* *僅供識別*

[illegible]
258,900,000港元，或佔二零零七財[illegible]度第一季總營業額17.3%。源自捕撈部門之股東應佔淨[illegible]升83.7%至30,200,000港元。

同樣，毛利增加125.3%至194,900,000港元，毛利率由10.7%改善至13.0%，除稅後溢利躍升189.8%至137,200,000港元，而未計少數股東權益前毛利率由5.9%改善至9.1%。

二零零七財政年度第一季毛利率及溢利增加部分原因是由於捕撈部門綜合基準改為100.0%，以及中國對恩利控股集團產品需求殷切所致。

船務與代理服務收入維持相若水平，於二零零七財政年度第一季錄得12,300,000港元之貢獻。源自蔬菜產品之營業額由2,500,000港元減至1,700,000港元，此乃由於恩利控股集團終止蔬菜種植及加工業務，專注採購及分銷蔬菜產品所致。

按地區分類而言，中國仍為恩利控股集團最大市場，於二零零七財政年度第一季銷售額上升80.0%至1,300,000,000港元，或佔恩利控股集團總營業額86.9%。向韓國及日本作出之銷售主要為受季節性影響之海產，例如魚子，韓國市場銷售額由21,900,000港元急增至119,400,000港元，或佔恩利控股集團二零零七財政年度第一季營業額7.96%，反映恩利控股集團成功進軍韓國。向西歐作出之銷售亦由11,600,000港元增至38,800,000港元，成績令人鼓舞。

配合恩利控股集團業務之整體拓展，銷售及分銷支出增加30.6%至7,800,000港元，而行政支出則增加51.4%至26,500,000港元。財務支出增加86.6%至29,900,000港元，此乃由於息率高企及恩利控股集團營業額增加所致。

捕撈部門以48,400,000港元收購一家秘魯捕撈公司Procesadora del Carmen S.A.全部股本權益。恩利控股集團於二零零七財政年度第一季亦確認該項收購之折讓7,800,000港元。Procesadora del Carmen S.A.擁有兩艘捕撈船舶，在秘魯水域作業。

於二零零六年六月三十日，存貨、貿易應收款項結餘及貿易應付款項相較二零零六年三月三十一日減少，此乃由於每年由六月底捕撈淡季開始，業務活動相應減少。存貨週轉期現時由過往45日減少至37日。

於二零零六年六月三十日，恩利控股集團之借貸總額（已投保票據及貿易應收款項之貼現銀行融資及銀行借貸）減少13.4%至1,570,000,000港元，二零零六年三月三十一日則為1,813,600,000港元。

二零零七財政年度第一季，未計利息、稅項、折舊及攤銷前盈利／對利息倍數改善至6.70倍，二零零六財政年度第一季則為4.45倍。於二零零六年六月三十日負債相對權益比率淨值減至53.9%，而二零零六年三月三十一日則為82.3%。

5. 於本公布日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋。

展望未來，捕撈部門於二零零六年下半年的目標為完成其收購秘魯集團Alexandra S.A.C.之建議，而恩利控股集團估計此舉使集團之綜合供應鏈業務能夠結合工業捕撈業務及物流／全球分銷網絡的實力，將為集團帶來無限商機。

基於秘魯為中國最大魚粉供應商，而南太平洋為世界漁獲最豐富的地區之一，未來恩利控股集團整體將會把握以下商機：

(a) 中國迅速發展的水產養殖、家禽及畜牧業，將導工業耗用大量優質魚粉；

(b) 捕撈部門未來進入南太平洋捕撈大量供應未充分利用之魚類例如有鯷魚(Anchovy)及智利竹莢魚(Chilean Jack Mackerel)，以供應中國及非洲消費市場，供人類食用。

儘管仍有無法預計的因素，但恩利控股集團董事對恩利控股集團於二零零七財政年度的盈利能力感到樂觀。隨著大眾日益了解到魚類含有的蛋白質更為健康，全球魚類的食用量將穩步上揚，尤其是恩利控股集團最大市場中國更會帶動需求增加。

於本公布日期，本公司執行董事為黃賢豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年八月十日

Legal & General Notices

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE SECOND QUARTER AND FIRST HALF YEAR ENDED 30 JUNE 2006 OF CHINA FISHERY GROUP LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of China Fishery Group Limited ("China Fishery"), the Company's 20% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and it subsidiaries (the "China Fishery Group") for the second quarter and first half year ended 30 June 2006.

This announcement is a summary of the announcement made by China Fishery pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 10 August 2006. Hereinbelow is the unaudited consolidated results of China Fishery Group for the second quarter and first half year ended 30 June 2006, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited consolidated financial statements of China Fishery Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 10 August 2006.

1(a) Unaudited Consolidated Income Statement for the Second Quarter and First Half Year ended 30 June 2006

The reporting currency of the China Fishery Group is in US dollars.

	China Fishery Group					
	Second quarter ended		Increase/	First half year ended		Increase/
	30.06.2006	30.06.2005	(decrease)	30.06.2006	30.06.2005	(decrease)
	US$'000	*US$'000*	%	*US$'000*	*US$'000*	%
Revenue	33,188	21,952	51.2	81,694	53,134	53.8
Charter hire expenses	(7,465)	(3,501)	113.2	(17,498)	(9,156)	91.1
Vessel operating costs	(12,381)	(10,852)	14.1	(27,405)	(19,513)	40.4
Gross profit	13,342	7,599	75.6	36,791	24,465	50.4
Other operating income	62	90	(31.1)	79	90	(12.2)
Selling expenses	(157)	(520)	(69.8)	(602)	(1,178)	(48.9)
Administrative expenses	(1,050)	(1,004)	4.6	(2,341)	(1,286)	82.0
Discount on acquisition of a subsidiary	1,005	–	NM	1,005	–	NM
Finance costs	(771)	(433)	78.1	(1,531)	(433)	253.6
Profit before tax	12,431	5,732	116.9	33,401	21,658	54.2
Income tax	–	–	NM	–	–	NM
Profit for the period	12,431	5,732	116.9	33,401	21,658	54.2

	China Fishery Group					
	Second quarter ended		Increase/	First half year ended		Increase/
	30.06.2006	30.06.2005	(decrease)	30.06.2006	30.06.2005	(decrease)
	US$'000	*US$'000*	%	*US$'000*	*US$'000*	%
Other operating income including interest income	62	90	(31.1)	79	90	(12.2)
Interest on borrowings	(771)	(433)	78.1	(1,531)	(433)	253.6
Amortisation of deferred charter hire	(3,450)	(1,400)	146.4	(6,900)	(2,800)	146.4
Depreciation expenses	(121)	(8)	1412.5	(156)	(10)	1460.0
Discount on acquisition of a subsidiary	1,005	–	NM	1,005	–	NM
Foreign exchange gain (loss)	14	18	(22.2)	(86)	16	(637.5)

1(b) Unaudited Consolidated Balance Sheet

	China Fishery Group	
	30.06.2006	31.12.2005
	US$'000	*US$'000*
ASSETS		
Current assets:		
Cash and cash equivalents	6,082	11,829
Trade receivables	9,418	2,143
Other receivables and prepayments	7,476	20,505
Deferred expenses	5,302	2,730
Current portion of deferred charter hire	13,800	5,600
Total current assets	42,078	42,807

The significant increases in charter hire expenses and vessel operating costs to US$7.5 million (approximately HK$58.5 million) and US$12.4 million (approximately HK$96.7 million) respectively were consistent with the commencement of the new VOA. Correspondingly, gross profit increased 75.6% from US$7.6 million (approximately HK$59.3 million) to US$13.3 million (approximately HK$103.7 million).

Selling expenses decreased from US$0.5 million (approximately HK$3.9 million) to US$0.2 million (approximately HK$1.6 million) due to lower freight expenses in 2QFY2006. The lower freight expenses were as a result of the temporary suspension of fishing operations in the international waters of South Pacific Ocean due to a restructuring of vessels. Administrative expenses remained stable at US$1.0 million (approximately HK$7.8 million). The China Fishery Group also recognised a discount on acquisition of US$1.0 million (approximately HK$7.8 million) in 2QFY2006 arising from the acquisition of a 100% equity interest in Procesadora del Carmen S.A. ("Carmen S.A.") at US$6.2 million (approximately HK$48.4 million). Carmen S.A. is a Peruvian fishing company which owns and operates two fishing vessels in Peruvian waters.

The increase in finance costs from US$0.4 million (approximately HK$3.1 million) to US$0.8 million (approximately HK$6.2 million) was due to the timing of the drawdown of the US$40 million (approximately HK$312.0 million) long-term loan last year towards the end of 1HFY2005 resulting in higher interest for 2QFY2006.

Profit before tax grew 116.9% from US$5.7 million (approximately HK$44.5 million) to US$12.4 million (approximately HK$96.7 million).

1HFY2006 and 1HFY2005

Compared to the same period last year, the China Fishery Group achieved a 54.2% growth in net profit from US$21.7 million (approximately HK$169.3 million) to US$33.4 million (approximately HK$260.5 million) on the back of a 53.8% jump in China Fishery Group revenue from US$53.1 million (approximately HK$414.2 million) to US$81.7 million (approximately HK$637.3 million).

Topline and bottomline growths were attributed to the commencement of the China Fishery Group's new VOA for fishing operations in the Pacific Ocean as announced in February 2006. The China Fishery Group was able to increase its total fish catch in line with the doubling of fishing capacity resulting from the new VOA.

On a segmental basis by geographical locations, the PRC remained as the China Fishery Group's top market with sales of fish products jumping 84.5% from US$21.9 million (approximately HK$170.8 million) to US$40.4 million (approximately HK$315.1 million). Sales to the Korean and Japanese market which constituted primarily fish roe, a seasonal product registered the strongest growth of 34.1% surging from US$25.8 million (approximately HK$201.2 million) to US$34.6 million (approximately HK$269.9 million). Sales to the European market grew by an encouraging 55.2% from US$3.6 million (approximately HK$28.1 million) to US$5.6 million (approximately HK$43.7 million) as the China Fishery Group processed more fish fillets on board its fishing vessels this year.

The significant increases in charter hire expenses and vessel operating costs to US$17.5 million (approximately HK$136.5 million) and US$27.4 million (approximately HK$213.7 million) respectively were consistent with the commencement of the new VOA. Correspondingly, gross profit increased 50.4% from US$24.5 million (approximately HK$191.1 million) to US$36.8 million (approximately HK$287.0 million).

Selling expenses decreased from US$1.2 million (approximately HK$9.4 million) to US$0.6 million (approximately HK$4.7 million) due to lower freight expenses. The lower freight expenses were as a result of the temporary suspension of the fishing operations in the international waters of South Pacific Ocean due to a restructuring of vessels. The increase in administrative expenses from US$1.3 million (approximately HK$10.1 million) to US$2.3 million (approximately HK$17.9 million) was attributed mainly to one-time professional fees and public relations expenses incurred in respect of China Fishery's Initial Public Offering ("IPO") on the SGX-ST in 1QFY2006.

The increase in finance costs from US$0.4 million (approximately HK$3.1

ASSETS

Current assets:		
Cash and cash equivalent	6,082	11,829
Trade receivables	9,418	2,143
Other receivables and prepayments	7,476	20,505
Deferred expenses	5,302	2,730
Current portion of deferred charter hire	13,800	5,600
Total current assets	42,078	42,807
Non-current assets:		
Deferred charter hire	100,100	39,200
Property, plant and equipment	14,914	524
Total non-current assets	115,014	39,724
Total assets	157,092	82,531
LIABILITIES AND EQUITY		
Current liabilities:		
Trade payables	1,536	1,448
Other payables and accrued expenses	2,845	845
Current portion of bank loans	30,705	17,142
Total current liabilities	35,086	19,435
Non-current liability:		
Bank loans	12,815	22,858
Capital and reserve:		
Share capital	36,204	30,504
Reserves	72,987	9,734
Total equity	109,191	40,238
Total liabilities and equity	157,092	82,531

2. **Earnings per ordinary share**

	China Fishery Group Second quarter ended 30.06.2006	30.06.2005	China Fishery Group First half year ended 30.06.2006	30.06.2005
Earnings per ordinary share				
(i) Based on weighted average number of ordinary shares in issue; and	US3.43 cents	US1.58 cents	US9.23 cents	US5.98 cents
(ii) On a fully diluted basis	N/A	N/A	N/A	N/A

For comparative purpose, the earnings per share is calculated using the China Fishery Group's net profit for the second quarter ended 30 June 2006 of US$12,431,000 (approximately HK$96,962,000) (2005: US$5,732,000 (approximately HK$44,710,000)) and for the first half year ended 30 June 2006 of US$33,401,000 (approximately HK$260,528,000) (2005: US$21,658,000 (approximately HK$168,932,000)) divided by the post-invitation number of share capital as at 25 January 2006 of 362,040,000. Diluted earnings per share is not applicable as there is no convertibles on the China Fishery's shares.

3. **Net asset value per ordinary share**

	China Fishery Group 30.06.2006	31.12.2005	China Fishery 30.06.2006	31.12.2005
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	US$0.30	US$0.11	US$0.24	US$0.11

For comparative purpose, the net asset value per ordinary share is calculated using the China Fishery Group's net asset value for the period as at the end of the period of US$109,191,000 (approximately HK$851,690,000) (31.12.2005: US$40,238,000 (approximately HK$313,856,000)) and the China Fishery's net asset value at the end of the period of US$87,158,000 (approximately HK$679,832,000) (31.12.2005: US$38,609,000 (approximately HK$301,150,000)) divided by post-invitation number of share capital as at 25 January 2006 of 362,040,000.

4. **A review of the performance of the China Fishery Group, to the extent necessary for a reasonable understanding of the China Fishery Group's business.**

2QFY2006 vs 2QFY2005

Compared to the same period last year, the China Fishery Group achieved a 116.9% jump in net profit from US$5.7 million (approximately HK$44.5 million) to US$12.4 million (approximately HK$96.7 million) on the back of a 51.2% growth in China Fishery Group revenue from US$22.0 million (approximately HK$171.6 million) to US$33.2 million (approximately HK$259.0 million).

Topline and bottomline growths were attributed to the China Fishery Group's ability to leverage on the commencement of its new vessel operating agreement ("new VOA") for fishing operations in the Pacific Ocean as announced in February 2006. The new VOA enabled the doubling of the China Fishery Group's fishing capacity in the Pacific Ocean to 14 super-trawlers, all in possession of the requisite fishing quotas and licenses for fishing in the North Pacific Ocean.

On a segmental basis by geographical locations, sales of fish products to the China Fishery Group's main market, the People's Republic of China (the "PRC"), grew 17.5% to US$11.6 million (approximately HK$90.5 million), or 34.9% of total 2QFY2006 sales, compared to US$9.8 million (approximately HK$76.4 million) in 2QFY2005. Sales to the Korean and Japanese markets which constituted primarily fish roe, a seasonal product, registered the strongest growth, surging 111.4% to US$16.0 million (approximately HK$124.8 million). Sales to the European market grew by an encouraging 82.4% to US$4.8 million (approximately HK$37.4 million) as the China Fishery Group processed more fish fillets on board its fishing vessels this year.

suspension of the fishing operations in the ... national waters of South Pacific Ocean due to a restructuring of vessels. T... ase in administrative expenses from US$1.3 million (approximately H... million) to US$2.3 million (approximately HK$17.9 million) was attributed mainly to one-time professional fees and public relations expenses incurred in respect of China Fishery's Initial Public Offering ("IPO") on the SGX-ST in 1QFY2006.

The increase in finance costs from US$0.4 million (approximately HK$3.1 million) to US$1.5 million (approximately HK$11.7 million) was due to the timing of the drawdown of the US$40 million (approximately HK$312.0 million) long-term loan last year towards the end of 1HFY2005 resulting in higher interest for 1HFY2006.

The China Fishery Group also recognised a discount on acquisition of US$1.0 million (approximately HK$7.8 million) in 2QFY2006 arising from the acquisition of a 100% equity interest in Carmen S.A. at US$6.2 million (approximately HK$48.4 million). Carmen S.A. is a Peruvian fishing company which owns and operates two fishing vessels in Peruvian waters.

Profit before tax grew 54.2% from US$21.6 million (approximately HK$168.5 million) to US$33.4 million (approximately HK$260.5 million). Net profit margin for was maintained at 40.9%.

As at 30 June 2006 compared to 31 December 2005

Current assets were maintained at US$42.1 million (approximately HK$328.4 million) compared to US$42.8 million (approximately HK$333.8 million) as at 31 December 2005.

The non-current portion of deferred charter hire rose from US$39.2 million (approximately HK$305.8 million) to US$100.1 million (approximately HK$780.8 million) as a result of the exercise of an option for prepayment of charter hire of US$82 million (approximately HK$639.6 million). This was in accordance with the requisite payment schedule as set out in the new VOA.

Vessels, property, plant and equipment increased from US$0.5 million (approximately HK$3.9 million) to US$14.9 million (approximately HK$116.2 million) on the China Fishery Group's purchases of office premises and fishing vessels in Peru to support its expansion of fishing operations in the South Pacific Ocean.

Current liabilities increased from US$19.4 million (approximately HK$151.3 million) to US$35.1 million (approximately HK$273.8 million), mainly due to an increase in the current portion of bank loans while non current bank loans decreased from US$22.9 million (approximately HK$178.6 million) to US$12.8 million (approximately HK$99.8 million).

Total shareholders' equity increased from US$40.2 million (approximately HK$313.6 million) to US$109.2 million (approximately HK$851.8 million).

5. **A commentary at the date of the announcement of the competitive conditions of the industry in which the China Fishery Group operates and any known factors or events that may affect the China Fishery Group in the next reporting period and next 12 months**

The directors of China Fishery Group had outlined plans to further expand the geographical coverage of the China Fishery Group's fishing grounds and accordingly increase its fishing capabilities; and had disclosed that negotiations were in progress in Peru in pursuit of these plans.

The outcome of this pursuit of an expansion to Peru had been detailed in the China Fishery's announcement dated 14 June 2006 on the proposed acquisition of shares in Peruvian fishing and fishmeal producer Alexandra S.A.C. and its subsidiaries by the China Fishery Group's indirect Peruvian wholly-owned subsidiary, CFG Investment S.A.C..

Due diligence had been completed as scheduled and the China Fishery Group is targeting to complete the transaction in second half of FY2006. From a longer term perspective, the China Fishery Group's prospects thereon will be further strengthened by its ability to leverage on the following benefits arising from this synergistic investment which offers short-term and mid-term opportunities and commercial benefits including:–

(a) Establishment of a key operational position in Peru, the largest supplier of fishmeal to the PRC and the world market, to ride on the growth potential of the rapidly expanding aquaculture, poultry and livestock farming industries in the PRC;

(b) Expansion of the China Fishery Group's geographical coverage of fishing grounds in the South Pacific Ocean, one of the most productive fishing areas in the world; and

(c) Access to the abundant supply of under-utilised fish species such as Anchovy and Chilean Jack Mackerel in the South Pacific Ocean for supply into the PRC and African consumer markets.

The directors of China Fishery Group are confident that the China Fishery Group's performance in the second half of FY2006 which is traditionally low season for its fishing operations, will continue to be profitable.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong,, Larry and Mr. Yeh Man Chun, Kent.

BY ORDER OF THE BOARD
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 10 August 2006

* *For identification purpose only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

中漁集團有限公司

截至二零零六年六月三十日止第二季及上半年度
未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事」)欣然公布本公司擁有20%權益之附屬公司中漁集團有限公司(「中漁」，其股份於新加坡證券交易所有限公司上市)及其附屬公司(「中漁集團」)截至二零零六年六月三十日止第二季及上半年度之未經審核綜合業績。

本公布為中漁於二零零六年八月十日遵照新加坡證券交易所有限公司之證券上市手冊編製公布之概要。以下為根據香港聯合交易所有限公司證券上市規則第13.09條之披露責任而刊發之中漁集團截至二零零六年六月三十日止第二季及上半年度之未經審核綜合業績。

中漁集團之未經審核綜合財務報表乃根據新加坡財務報告準則之規定妥善編製，並於二零零六年八月十日於新加坡證券交易所有限公司網站www.sgx.com公布。

1(a) 截至二零零六年六月三十日止第二季及上半年度之未經審核綜合收益表
中漁集團以美元作呈報貨幣。

中漁集團

	截至下列日期止第二季 二零零六年六月三十日 千美元	截至下列日期止第二季 二零零五年六月三十日 千美元	增加/(減少) %	截至下列日期止上半年度 二零零六年六月三十日 千美元	截至下列日期止上半年度 二零零五年六月三十日 千美元	增加/(減少) %
營業額	33,188	21,952	51.2	81,694	53,134	53.8
船舶租賃支出	(7,465)	(3,501)	113.2	(17,498)	(9,156)	91.1
船舶經營支出	(12,381)	(10,852)	14.1	(27,405)	(19,513)	40.4
毛利	13,342	7,599	75.6	36,791	24,465	50.4
其他經營收入	62	90	(31.1)	79	90	(12.2)
銷售支出	(157)	(520)	(69.8)	(602)	(1,178)	(48.9)
行政支出	(1,050)	(1,004)	4.6	(2,341)	(1,286)	82.0
收購一家附屬公司之折讓	1,005	-	不具意義	1,005	-	不具意義
財務支出	(771)	(433)	78.1	(1,531)	(433)	253.6
除稅前溢利	12,431	5,732	116.9	33,401	21,658	54.2
所得稅	-	-	不具意義	-	-	不具意義
期內溢利	12,431	5,732	116.9	33,401	21,658	54.2

中漁集團

	截至下列日期止第二季 二零零六年六月三十日 千美元	截至下列日期止第二季 二零零五年六月三十日 千美元	增加/(減少) %	截至下列日期止上半年度 二零零六年六月三十日 千美元	截至下列日期止上半年度 二零零五年六月三十日 千美元	增加/(減少) %
包括利息收入之其他經營收入	62	90	(31.1)	79	90	(12.2)
借貸利息	(771)	(433)	78.1	(1,531)	(433)	253.6
遞延船舶租賃攤銷	(3,450)	(1,400)	146.4	(6,900)	(2,800)	146.4
折舊支出	(121)	(8)	1412.5	(156)	(10)	1460.0
收購一家附屬公司之折讓	1,005	-	不具意義	1,005	-	不具意義
外匯兌換收益(虧損)	14	18	(22.2)	(86)	16	(637.5)

1(b) 未經審核綜合資產負債表

中漁集團

	二零零六年六月三十日 千美元	二零零五年十二月三十一日 千美元
資產		
流動資產：		

按地區分類基準而言，中漁集團主要市場中華人民共和國(「中國」)之魚產品銷售額上升17.5%至11,600,000美元(約90,500,000港元)，或佔二零零六財政年度第二季總銷售額34.9%，二零零五財政年度第二季則為9,800,000美元(約76,400,000港元)。向韓國及日本市場作出之銷售主要為魚子這類季節性海產，該兩個市場之銷售額飆升111.4%至16,000,000美元(約124,800,000港元)，增長最強勁。中漁集團於今年增加在捕撈船舶上加工魚排的數量，致使向歐洲市場作出之銷售亦增加82.4%至4,800,000美元(約37,400,000港元)，成績令人鼓舞。

隨著新船舶經營協議開展，船舶租賃支出及船舶經營成本分別大幅增至7,500,000美元(約58,500,000港元)及12,400,000美元(約96,700,000港元)。同樣，毛利由7,600,000美元(約59,300,000港元)增加75.6%至13,300,000美元(約103,700,000港元)。

銷售支出由500,000美元(約3,900,000港元)減至200,000美元(約1,600,000港元)，此乃由於二零零六財政年度第二季貨運支出減少。貨運支出減少是由於船舶重組而須暫停在南太平洋國際水域捕撈作業。行政支出仍然維持於1,000,000美元(約7,800,000港元)之水平。中漁集團以6,200,000美元(約48,400,000港元)收購Procesadora del Carmen S.A.(「Carmen S.A.」)全部股本權益，於二零零六財政年度第二季，亦確認該項收購之折讓1,000,000美元(約7,800,000港元)。Carmen S.A.為一家秘魯捕撈公司，擁有兩艘捕撈船舶，在秘魯水域作業。

財務支出由400,000美元(約3,100,000港元)增至800,000美元(約6,200,000港元)，此乃由於去年接近二零零五財政年度上半年底時提取40,000,000美元(約312,000,000港元)長期貸款，致使二零零六財政年度第二季之利息開支較高。

除稅前溢利由5,700,000美元(約44,500,000港元)增加116.9%至12,400,000美元(約96,700,000港元)。

二零零六財政年度上半年與二零零五財政年度上半年
與去年同期相比，中漁集團之淨溢利由21,700,000美元(約169,300,000港元)上升54.2%至33,400,000美元(約260,500,000港元)，此乃因中漁集團營業額由53,100,000美元(約414,200,000港元)上升53.8%至81,700,000美元(約637,300,000港元)所致。

溢利及營業額均有所增加，主要由於中漁集團於二零零六年二月宣布之新船舶經營協議在太平洋捕撈業務正式開展。新船舶經營協議使中漁集團的捕撈能力倍增，總漁獲量亦相應增加。

按地區分類基準而言，中國仍是中漁集團首要市場，魚產品銷售額由21,900,000美元(約170,800,000港元)躍升84.5%至40,400,000美元(約315,100,000港元)。向韓國及日本市場作出之銷售主要為魚子這類季節性海產，該兩個市場之銷售額錄得最強勁增長，由25,800,000美元(約201,200,000港元)勁升34.1%至34,600,000美元(約269,900,000港元)。中漁集團於今年增加在捕撈船舶上加工魚排的數量，致使向歐洲市場作出之銷售亦由3,600,000美元(約28,100,000港元)增加55.2%至5,600,000美元(約43,700,000港元)，成績令人鼓舞。

隨著新船舶經營協議開展，船舶租賃支出及船舶經營成本分別大幅增至17,500,000美元(約136,500,000港元)及27,400,000美元(約213,700,000港元)。同樣，毛利由24,500,000美元(約191,100,000港元)增加50.4%至36,800,000美元(約287,000,000港元)。

銷售支出由1,200,000美元(約9,400,000港元)減至600,000美元(約4,700,000港元)，此乃由於貨運支出減少。貨運支出減少是由於船舶重組而須暫停在南太平洋國際水域捕撈作業。行政支出由1,300,000美元(約10,100,000港元)增至

(b) 未經審核綜合資產負債表

	中漁集團 二零零六年 六月三十日 千美元	中漁集團 二零零五年 十二月三十一日 千美元
資產		
流動資產：		
現金及現金等值項目	6,082	11,829
貿易應收款項	9,418	2,143
其他應收款項及預付款項	7,476	20,505
遞延開支	5,302	2,730
遞延船舶租賃即期部分	13,800	5,600
流動資產總值	42,078	42,807
非流動資產：		
遞延船舶租賃	100,100	39,200
物業、廠房及設備	14,914	524
非流動資產總值	115,014	39,724
資產總值	157,092	82,531
負債及資金		
流動負債：		
貿易應付款項	1,536	1,448
其他應付款項及未付款項	2,845	845
銀行貸款即期部分	30,705	17,142
流動負債總額	35,086	19,435
非流動負債：		
銀行貸款	12,815	22,858
資本及儲備：		
股本	36,204	30,504
儲備	72,987	9,734
資金總額	109,191	40,238
負債及資金總額	157,092	82,531

2. 每股普通股盈利

	中漁集團 截至下列日期止 第二季 二零零六年 六月三十日	中漁集團 截至下列日期止 第二季 二零零五年 六月三十日	中漁集團 截至下列日期止 上半年度 二零零六年 六月三十日	中漁集團 截至下列日期止 上半年度 二零零五年 六月三十日
每股普通股盈利				
(i) 按已發行普通股之加權平均數為基準；及	3.43美仙	1.58美仙	9.23美仙	5.98美仙
(ii) 按全面攤薄為基準	不適用	不適用	不適用	不適用

作比較用途，每股盈利乃按中漁集團於截至二零零六年六月三十日止第二季之淨溢利12,431,000美元（約96,962,000港元）（二零零五年：5,732,000美元（約44,710,000港元））及截至二零零六年六月三十日止上半年度之33,401,000美元（約260,528,000港元）（二零零五年：21,658,000美元（約168,932,000港元））除於二零零六年一月二十五日公開發售後股本362,040,000股股份計算。由於中漁股份並無轉換權，故每股攤薄盈利並不適用。

3. 每股普通股資產淨值

	中漁集團 二零零六年 六月三十日	中漁集團 二零零五年 十二月三十一日	中漁 二零零六年 六月三十日	中漁 二零零五年 十二月三十一日
按記錄期間結算日現有已發行股本為基準之每股普通股資產淨值	0.30美元	0.11美元	0.24美元	0.11美元

作比較用途，每股普通股資產淨值乃按中漁集團於本期間結算日之資產淨值109,191,000美元（約851,690,000港元）（二零零五年十二月三十一日：40,238,000美元（約313,856,000港元））及中漁於本期間結算日之資產淨值87,158,000美元（約679,832,000港元）（二零零五年十二月三十一日：38,609,000美元（約301,150,000港元））除於二零零六年一月二十五日公開發售後股本362,040,000股股份計算。

4. 中漁集團業務表現回顧，使能對中漁集團業務有合理了解。

二零零六財政年度第二季與二零零五財政年度第二季

與去年同期相比，中漁集團之淨溢利由5,700,000美元（約44,500,000港元）躍升116.9%至12,400,000美元（約96,700,000港元），此乃因中漁集團營業額由22,000,000美元（約171,600,000港元）上升51.2%至33,200,000美元（約259,000,000港元）所致。

溢利及營業額均有所增加，主要由於中漁集團於二零零六年二月宣布之新船舶經營協議（「新船舶經營協議」）在太平洋捕撈業務正式開展。新船舶經營協議使中漁集團超級拖網漁船船隊倍增至14艘，全皆擁有在北太平洋水域作業所需捕撈牌照及配額，此舉使中漁集團在太平洋的捕撈能力倍增。

分別大幅增至17,500,000美元（約136,[illegible]000港元）及27,400,000美元（約213,700,000港元）。同樣 [illegible] 由24,500,000美元（約191,100,000港元）增加50.4%至3[illegible],000美元（約287,000,000港元）。

銷售支出由1,200,000美元（約9,400,000港元）減至600,000美元（約4,700,000港元），此乃由於貨運支出減少。貨運支出減少是由於船舶重組而須暫停在南太平洋國際水域捕撈作業。行政支出由1,300,000美元（約10,100,000港元）增至2,300,000美元（約17,900,000港元），此乃主要由於中漁於二零零六財政年度第一季在新加坡證券交易所首次公開招股（「首次公開招股」）活動所須支付之專業費用及公關支出。

財務支出由400,000美元（約3,100,000港元）增至1,500,000美元（約11,700,000港元），此乃由於去年接近二零零五財政年度上半年底時提取40,000,000美元（約312,000,000港元）長期貸款，致使二零零六財政年度上半年之利息開支較高。

中漁集團以6,200,000美元（約48,400,000港元）收購Carmen S.A.全部股本權益。於二零零六財政年度第二季，中漁集團亦確認該項收購之折讓1,000,000美元（約7,800,000港元）。Carmen S.A.為一家秘魯捕撈公司，擁有兩艘捕撈船舶，在秘魯水域作業。

除稅前溢利由21,600,000美元（約168,500,000港元）增加54.2%至33,400,000美元（約260,500,000港元），毛利率維持於40.9%之水平。

於二零零六年六月三十日與二零零五年十二月三十一日之比較

流動資產維持於42,100,000美元（約328,400,000港元）之水平，二零零五年十二月三十一日則為42,800,000美元（約338,800,000港元）。

遞延船舶租賃非即期部分由39,200,000美元（約305,800,000港元）增至100,100,000美元（約780,800,000港元），原因為中漁集團行使選擇權，預付船舶租賃費用82,000,000美元（約639,600,000港元），此乃根據新船舶經營協議所規定付款時間表所支付。

中漁集團購置辦公室及於秘魯購置捕撈船舶，用以支援其在南太平洋拓展捕撈業務之計劃，因此，船舶、物業、廠房及設備由500,000美元（約3,900,000港元）增至14,900,000美元（約116,200,000港元）。

流動負債由19,400,000美元（約151,300,000港元）增至35,100,000美元（約273,800,000港元），主要由於銀行貸款即期部分增加，而非即期銀行貸款則由22,900,000美元（約178,600,000港元）減至12,800,000美元（約99,800,000港元）。

股東權益總額由40,200,000美元（約313,600,000港元）增至109,200,000美元（約851,800,000港元）。

5. 於本公布日期中漁集團所從事行業之競爭條件及於下一個中報期間及未來12個月可能影響中漁集團之任何已知因素或事宜之註釋

中漁集團董事已擬訂進一步拓展中漁集團捕撈場之地域覆蓋範圍以及相應增加其捕撈能力之計劃，並披露已就落實該等計劃在秘魯進行有關磋商。

尋求在秘魯拓展業務的結果已於中漁所刊發日期為二零零六年六月十四日之公布內詳述。該公布內容有關由中漁集團間接全資擁有之秘魯附屬公司CFG Investment S.A.C.收購秘魯捕撈及魚粉生產商Alexandra S.A.C.及其附屬公司之建議。

盡職審查已如期完成，中漁集團預期於二零零六財政年度下半年完成有關交易。從較長遠觀點來看，中漁集團將能夠憑藉此項協作投資，進一步鞏固實力，該投資所帶來的中短期商機及商業利益包括以下各項：

(a) 在中國及全球市場最大魚粉供應商秘魯建立主要營業地位，以配合中國迅速發展的水產養殖、家禽及畜牧業之發展潛力；

(b) 擴展中漁集團於世界產量最豐富之捕撈地區之一南太平洋捕撈場之地域覆蓋範圍；以及

(c) 進入南太平洋捕撈大量供應未充分利用之魚類，例如有鯷魚(Anchovy)及智利竹莢魚(Chilean Jack Mackerel)，以供應中國及非洲消費市場。

儘管傳統上下半年為捕撈淡季，但中漁集團董事對中漁集團二零零六財政年度下半年的業績仍充滿信心，相信中漁集團將繼續獲得盈利。

於本公布日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年八月十日

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMITED FOR THE FIRST QUARTER ENDED 30 JUNE 2006 AND CHINA FISHERY GROUP LIMITED FOR THE SECOND QUARTER AND FIRST HALF YEAR ENDED 30 JUNE 2006

Pacific Andes (Holdings) Limited and China Fishery Group Limited, the subsidiaries in which the Company beneficially owns 65% and 20% respectively and whose shares are listed on the Singapore Exchange Securities Trading Limited, will announce their unaudited consolidated results on Thursday, 10 August 2006, as follows:

PAH:	First quarter ended 30 June 2006
China Fishery:	Second quarter and first half year ended 30 June 2006

Members and interested investors may visit SGX's web site at or about 1:00 p.m. on Thursday, 10 August 2006 to review the announcements made by PAH and China Fishery in respect of their results.

The Company will make available copies of the PAH and China Fishery Announcements for collection by members of the Company or investors at the Company's office during normal business hours between 1:00 p.m. on Thursday, 10 August 2006 to 5:00 p.m. on Friday, 11 August 2006. In addition, any member of the Company or investor may send a written request to the Company (which should be received by the Company before 11:00 a.m. on Thursday, 10 August 2006) to obtain a copy each of the PAH and China Fishery Announcements by fax. The Company will provide a copy each of the PAH and China Fishery Announcements to such member or investor by fax as soon as possible after 1:00 p.m. on Thursday, 10 August 2006.

The Company will make a further announcement in Hong Kong on Thursday, 10 August 2006 setting out the PAH and China Fishery Announcements. The Company will make all requisite arrangements to facilitate the release of such announcements on the web site of The Stock Exchange of Hong Kong Limited and the AMS/3 Trading Terminal at or about 1:00 p.m. on Thursday, 10 August 2006. Such announcements will also be published in newspaper in Hong Kong on Friday, 11 August 2006.

Pacific Andes (Holdings) Limited ("**PAH**") and China Fishery Group Limited ("**China Fishery**"), the subsidiaries in which the Company beneficially owns 65% and 20% respectively and whose shares are listed on the Singapore Exchange Securities Trading Limited ("**SGX**"), will announce their unaudited consolidated results on Thursday, 10 August 2006, as follows:

PAH:	First quarter ended 30 June 2006
China Fishery:	Second quarter and first half year ended 30 June 2006

Announcements in respect of the said results (the "**PAH and China Fishery Announcements**") will be made by PAH and China Fishery pursuant to the Listing Manual of SGX. Members and interested investors may visit SGX's web site (http://www.sgx.com) at or about 1:00 p.m. on Thursday, 10 August 2006 to review the PAH and China Fishery Announcements.

The Company will make available copies of the PAH and China Fishery Announcements for collection by members of the Company or investors at the Company's office at 32nd Floor, Hong Kong Plaza, 188 Connaught Road West, Hong Kong between 1:00 p.m. and 5:00 p.m. on Thursday, 10 August 2006 and during normal business hours on Friday, 11 August 2006 (i.e. from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m.).

Any member of the Company or investor who wishes to obtain a copy each of the PAH and China Fishery Announcements by fax should send a written request to the Company Secretary. Such written request must (a) be sent to the Company's fax number at (852) 2858 2764; (b) be marked clearly "RE: REQUEST FOR A FAX COPY EACH OF PAH RESULTS FOR FIRST QUARTER OF 2006/07 AND CHINA FISHERY RESULTS FOR SECOND QUARTER AND FIRST HALF YEAR OF 2006"; (c) set out clearly the reply fax number of the member or investor to which the fax copies of the PAH and China Fishery Announcements should be sent; and (d) be received by the Company before 11:00 a.m. on Thursday, 10 August 2006. The Company will provide a copy each of the PAH and China Fishery Announcements to such member or investor by fax as soon as possible after 1:00 p.m. on Thursday, 10 August 2006.

The Company will make a further announcement in Hong Kong on Thursday, 10 August 2006 setting out the PAH and China Fishery Announcements. The Company will make all requisite arrangements to facilitate the release of such announcements on the web site of The Stock Exchange of Hong Kong Limited and the AMS/3 Trading Terminal at or about 1:00 p.m. on Thursday, 10 August 2006. Such announcements will also be published in newspaper in Hong Kong on Friday, 11 August 2006.

BY ORDER OF THE BOARD
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 7 August 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

香港經濟日報 2006年8月8日 星期二

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

有關太平洋恩利（控股）有限公司截至二零零六年六月三十日止第一季度未經審核業績及中漁集團有限公司截至二零零六年六月三十日止第二季度及上半年未經審核業績之公佈

本公司分別實益擁有65%及20%權益，且其股份均於新加坡證券交易所有限公司上市之附屬公司太平洋恩利（控股）有限公司及中漁集團有限公司將於二零零六年八月十日星期四公佈以下未經審核綜合業績：

恩利控股： 截至二零零六年六月三十日止第一季度
中漁： 截至二零零六年六月三十日止第二季度及上半年

股東及有意投資人士可於二零零六年八月十日星期四下午一時正或前後瀏覽新加坡證券交易所網站，以參閱恩利控股及中漁各自就其業績作出之公佈。

本公司將預備恩利控股及中漁公佈之副本，以供本公司股東或投資人士於二零零六年八月十日星期四下午一時正至二零零六年八月十一日星期五下午五時正期間之一般營業時間內，在本公司辦事處索取。此外，本公司任何股東或投資人士可向本公司發出書面要求，以傳真方式索取恩利控股及中漁公佈副本各一，而有關書面要求須獲本公司於二零零六年八月十日星期四上午十一時正前收訖。本公司將於二零零六年八月十日星期四下午一時正後，盡快以傳真方式向有關股東或投資人士提供恩利控股及中漁公佈副本各一。

本公司將於二零零六年八月十日星期四在香港另行刊發公佈，載列恩利控股及中漁公佈。本公司將作出一切所需安排，促使有關公佈於二零零六年八月十日星期四下午一時正或前後，在香港聯合交易所有限公司網站及第三代自動對盤系統終端機（AMS/3 Trading Terminal）刊載。有關公佈亦將於二零零六年八月十一日星期五在香港報章刊登。

本公司分別實益擁有65%及20%權益，且其股份均於新加坡證券交易所有限公司（「**新加坡證券交易所**」）上市之附屬公司太平洋恩利（控股）有限公司（「**恩利控股**」）及中漁集團有限公司（「**中漁**」）將於二零零六年八月十日星期四公佈以下未經審核綜合業績：

恩利控股： 截至二零零六年六月三十日止第一季度
中漁： 截至二零零六年六月三十日止第二季度及上半年

恩利控股及中漁將根據新加坡證券交易所上市手冊（Listing Manual），就上述業績作出公佈（「**恩利控股及中漁公佈**」）。股東及有意投資人士可於二零零六年八月十日星期四下午一時正或前後瀏覽新加坡證券交易所網站（http://www.sgx.com），以參閱恩利控股及中漁公佈。

本公司將預備恩利控股及中漁公佈之副本，以供本公司股東或投資人士於二零零六年八月十日星期四下午一時正至下午五時正及於二零零六年八月十一日星期五之一般營業時間內，即上午九時正至下午一時正及下午二時正至下午五時正，在本公司之辦事處（地址為香港干諾道西188號香港商業中心32樓）索取。

本公司任何股東或投資人士如欲以傳真方式索取恩利控股及中漁公佈，可向公司秘書發出書面要求。有關書面要求須(a)以本公司傳真號碼(852) 2858 2764發出；(b)清楚註明「**關於：以傳真方式索取恩利控股二零零六／零七年度第一季度業績及中漁二零零六年度第二季度及上半年業績副本各一之要求**」；(c)清楚註明該名股東或投資人士之回覆傳真號碼，以便傳送恩利控股及中漁公佈副本；及(d)獲本公司於二零零六年八月十日星期四上午十一時正前收訖。本公司將於二零零六年八月十日星期四下午一時正後，盡快以傳真方式向有關股東或投資人士提供恩利控股及中漁公佈副本各一。

本公司將於二零零六年八月十日星期四在香港另行刊發公佈，載列恩利控股及中漁公佈。本公司將作出一切所需安排，促使有關公佈於二零零六年八月十日星期四下午一時正或前後，在香港聯合交易所有限公司網站及第三代自動對盤系統終端機刊載。有關公佈亦將於二零零六年八月十一日星期五在香港報章刊登。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年八月七日

於本公佈日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培園女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

SOUTH CHINA MORNING POST
MONDAY, AUGUST 7, 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

FURTHER DELAY IN DESPATCH OF CIRCULAR REGARDING THE MAJOR TRANSACTION
SHAREHOLDERS' APPROVAL BY WAY OF WRITTEN CERTIFICATE

The despatch of the Circular to the Shareholders regarding the possible Acquisition of the Peruvian Companies will be further postponed. It is currently expected that the Circular will be despatched on or before 30 September 2006.

In addition, the Company now intends to approve the Share Purchase Agreement as required under Chapter 14 of the Listing Rules by way of written shareholders' approval pursuant to Rule 14.44 of the Listing Rules instead of by way of a majority vote at the Special General Meeting. The Company will make further announcement in the event such written shareholders' approval cannot be obtained.

Reference is made to the announcement of the Company dated 14 June 2006 regarding the Acquisition of the Peruvian Companies and the announcement of the Company dated 5 July 2006 regarding the delay in despatch of the Circular (collectively referred to as the "**Announcements**"). Capitalised terms used in this announcement have the same meanings as defined or adopted in the Announcements.

Pursuant to the Listing Rules, the Circular, which will contain amongst other things, further information on the Share Purchase Agreement including independent valuation of the Main Assets, should have been despatched to the Shareholders by the Company on or before 5 July 2006. Application for time extension to despatch the Circular by 5 August 2006 has been made to and granted by the Stock Exchange. The Company has been informed by Deloitte Touche Tohmatsu ("**Deloitte**"), its reporting accountants, that additional time is still required to prepare the audited accounts of the Peruvian Companies for the three years ended 31 December 2005 as Deloitte, after reviewing the audit papers prepared by the auditors of the Peruvian Companies for the relevant financial periods, considers that rather than solely based on the audit work previously done, it needs to perform additional work before it can complete the audited accounts of the Peruvian Companies for the three years ended 31 December 2005. The Company has therefore applied to the Stock Exchange for a further extension of time for the despatch of the Circular to 30 September 2006. After consultation with Deloitte, the Company considers this timeframe is realistic.

As a result of the further delay in despatch of the Circular and hence a further delay before the Company can obtain Shareholders' approval in respect of the Acquisition in accordance with Chapter 14 of the Listing Rules if such approval is obtained by way of majority vote at the Special General Meeting, the Company now intends to approve the Acquisition as required under Chapter 14 of the Listing Rules by way of written shareholders' approval pursuant to Rule 14.44 of the Listing Rules. Pursuant to Rule 14.44 of the Listing Rules, as no Shareholder is required to abstain from voting in respect of the resolution to approve the Acquisition and N. S. Hong Investment (BVI) Limited, the controlling Shareholder holding 51.37% of the entire issued share capital of the Company as at the date of this announcement, agrees to vote in favour of the Acquisition, the Company will obtain a written approval from N.S. Hong Investment (BVI) Limited to approve the Acquisition. Further, based on information provided by Deloitte, the Directors do not expect the audited accounts of the Peruvian Companies for the three years ended 31 December 2005 will be qualified. In the event the written shareholders' approval cannot be obtained or the audited accounts of the Peruvian Companies for the three years ended 31 December 2005 are in fact qualified by Deloitte, the Company will make further announcement to inform the Shareholders. The Purchaser intends to proceed to completion of the Acquisition once the conditions to completion are fulfilled which may occur before the despatch of the Circular.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 4 August 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

2006年8月7日 星期一 香港經濟日報

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

進一步延遲寄發有關主要交易之通函
以書面證明形式取得股東批准

有關可能收購秘魯公司致股東之通函將進一步押後寄發。現時預期通函將於二零零六年九月三十日或之前寄發。

此外，本公司現擬根據上市規則第14.44條以股東書面批准方式，而非於股東特別大會以大多數票形式按上市規則第14章所規定批准購股協議。倘本公司未能取得有關股東書面批准，本公司將作進一步公佈。

茲提述本公司日期為二零零六年六月十四日有關收購秘魯公司之公佈及本公司日期為二零零六年七月五日有關延遲寄發通函之公佈（統稱為「**該等公佈**」）。本公佈所用詞彙與該等公佈所界定或採用者具有相同涵義。

根據上市規則，本公司原須於二零零六年七月五日或之前向股東寄發通函，當中載有（其中包括）購股協議進一步資料（包括主要資產之獨立估值）。本公司已向聯交所申請，而聯交所已批准延展於二零零六年八月五日前寄發通函之期限財務。本公司申報會計師德勤•關黃陳方會計師行（「**德勤**」）已知會本公司，由於審閱秘魯公司之核數師就有關財務期間編製之審核文件後，德勤認為，宜不純粹根據過往進行之審核工作，而須進行額外工作方可落實秘魯公司截至二零零五年十二月三十一日止三個年度之經審核賬目，故仍須更多時間編製秘魯公司截至二零零五年十二月三十一日止三個年度之經審核賬目。因此，本公司已向聯交所申請進一步延展寄發通函之期限至二零零六年九月三十日。諮詢德勤後，本公司認為上述時限合理。

由於進一步延遲寄發通函，以致本公司按照上市規則第14章於股東特別大會以大多數票形式獲股東批准收購之時間亦進一步延遲，故本公司現擬根據上市規則第14.44條以股東書面批准方式，按上市規則第14章所規定批准收購。根據上市規則第14.44條，由於並無股東須就批准收購之決議案放棄投票，而本公司控股股東（於本公佈日期持有本公司全部已發行股本51.37%）N.S. Hong Investment (BVI) Limited同意投票贊成收購，故本公司將自N.S. Hong Investment (BVI) Limited取得書面批准，以批准收購。此外，根據德勤提供之資料，董事預期秘魯公司截至二零零五年十二月三十一日止三個年度之經審核賬目不會為保留賬目。倘本公司未能取得股東書面批准或秘魯公司截至二零零五年十二月三十一日止三個年度之經審核賬目實際上由德勤作出保留意見，本公司將作進一步公佈知會股東。買方擬於收購之完成條件一經達成（有關條件可能於寄發通函前達成）後隨即完成收購。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年八月四日

於本公佈日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

SOUTH CHINA MORNING POST MONDAY, JULY 31, 2006

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

CLARIFICATION ON ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2006

The Board of Directors ("the Directors") of Pacific Andes International Holdings Limited (the "Company") refers to the announcement dated 26 July 2006 and wishes to clarify on the following:

DIVIDEND

The final dividend will be paid to the shareholders whose names appear on the register of members of the Company ("the Register of Members") as at the close of business on Thursday, 7 September 2006. Subject to the approval of shareholders in the forthcoming annual general meeting, the final dividend will be paid on 20 September 2006.

CLOSURE OF THE REGISTER OF MEMBERS

The period of closure of the Register of Members is to determine the qualified shareholders who are entitled to the proposed final dividend and to vote at the 2006 annual general meeting.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 28 July 2006

* *For identification purposes only*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

澄清截至二零零六年三月三十一日止年度之業績公佈

太平洋恩利國際控股有限公司（「本公司」）董事會（「董事」）謹此提述日期為二零零六年七月二十六日之公佈，並茲澄清如下：

股息

末期股息將派發予該等於二零零六年九月七日星期四營業時間結束時名列本公司股東名冊（「股東名冊」）之股東，惟須待取得股東於應屆股東週年大會之批准，方為有效，而有關末期股息將於二零零六年九月二十日派付。

暫停辦理股東登記

暫停辦理股東登記手續期間主要由於須釐定合資格獲派末期股息及於二零零六年股東週年大會有表決權之股東。

於本公佈日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

承董事會命
公司秘書
鄭乃銘

香港，二零零六年七月二十八日

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2006

FINANCIAL HIGHLIGHTS

	2006	2005	Change
Turnover *(HK$'m)*	6.157.0	5.298.3	+16.2%
Profit attributable to shareholders *(HK$'m)*	183.1	163.2	+12.1%
Profit attributable to shareholders. excluding exceptional items *(HK$'m)*	199.5	164.4	+21.3%
Earnings per share – basic *(HK cents)*	18.3	16.3	+12.3%
Dividend per share *(HK cents)*	5.2	5.4	-3.7%

BUSINESS REVIEW AND PROSPECTS

- The successful integration of the upstream operations of the deep-sea fishing specialist. China Fishery Group Limited, with the existing downstream logistics, trading and distribution operations have given the Group's full control of the entire supply chain, accession to new markets and the ability to exploit new areas of growth
- Increasing demand for healthy food will see global demand for fishery products on constant surge. However, slow-growing ocean wild-catch resources have led and will continue to lead to price surge of fishery products. Pacific Andes, with the entire vertically integrated supply chain in place, is well positioned to benefit from this tremendous business opportunities
  - To secure more fish resources. China Fishery signed a new vessel operating agreement in February 2006, resulting in immediate doubling of its fishing capacity
  - To enhance processing capability, a new processing complex in Qingdao is underway, which will raise our processing capabilities and increase the value adding of the processing operations
  - To extend the market share further, the Group will diversify its product mix by identifying and turning underutilized fish species into value-added products and high-margin products for human consumption
- The Group is now in a prime position to take advantage of emerging opportunities to sustain continual growth in the coming years

CONSOLIDATED INCOME STATEMENT

The Board of Directors ("the Directors") of Pacific Andes International Holdings Limited ("Pacific Andes" or the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2006 as follows:

	Notes	2006 HK$'000	2005 HK$'000 (restated)
Turnover	3	6.156.997	5.298.276
Cost of sales		(5.226.505)	(4.675.047)
Gross profit		930.492	623.229
Other income		49.969	10.501
Selling and distribution expenses		(145.834)	(116.472)
Administrative expenses		(240.001)	(155.011)
Other expenses		(32.850)	(16.314)
Gain on dilution of interest in a subsidiary		81.261	-
Loss on deemed disposal of interest in a subsidiary		(12.729)	(1.196)
Finance costs		(204.220)	(97.731)
Share of results of associates		(378)	(746)
Profit before taxation	4	425.710	246.260
Taxation	5	(14.286)	(3.265)
Profit for the year		411.424	242.995
Attributable to:			
Equity holders of the Company		183.058	163.228
Minority interests		228.366	79.767
		411.424	242.995
Dividend			
Final dividend proposed	6	55.874	54.409
Earnings per share	7		
Basic		HK18.3 cents	HK16.3 cents
Diluted		HK18.2 cents	HK16.3 cents

CONSOLIDATED BALANCE SHEET

	2006 HK$'000	2005 HK$'000 (restated)
Non-current assets		
Property, plant and equipment	578.205	391.705
Investment properties	104.835	90.700
Prepaid lease payments	28.039	27.124
Goodwill	129.500	120.189
Negative goodwill	–	(20.399)
Deferred charter hire	604.890	175.692
Interests in associates	1.090	1.468
Loan to a jointly-controlled entity	11.050	–
Loan receivables	33.163	–
Other intangible assets	22.763	–
Other long term receivable	928	–

In relation to share options granted before 1 April 2005, the Group has not applied HKFRS 2 to share options granted on or before 7 November 2002 in accordance with the relevant transitional provisions. The Group is still required to apply HKFRS 2 retrospectively to share options that were granted after 7 November 2002 and had not yet vested on 1 April 2005. However, share options of the Group were granted before 7 November 2002 and therefore no retrospective application of HKFRS 2 was made by the Group.

Financial Instruments
In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The application of HKAS 32 has had no impact on how financial instrument of the Group are presented for current and prior accounting periods. HKAS 39, which is effective for annual periods beginning on or after 1 January 2005, generally does not permit to recognise, derecognise or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities
The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 March 2005, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24. Under SSAP 24, investments in equity securities are classified as "non-trading securities" and measured at fair value. Unrealised gains or losses on "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit and loss for that year. From 1 April 2005 onwards, the Group classifies and measures its equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method.

On 1 April 2005, the Group classified and measured its equity securities in accordance with the requirements of HKAS 39. Equity securities classified under other investments with carrying amount of HK$5,636,000 were reclassified to available-for-sale investments on 1 April 2005. In addition, the Group reassessed its club debentures in accordance with the requirements of HKFRS. Investment in club debentures, which was previously classified under other investments, were reclassified to intangible asset and other long term receivable with carrying amounts of HK$22,763,000 and HK$928,000 respectively.

Financial assets and financial liabilities other than equity securities
From 1 April 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method.

The adoption of the above transitional provisions in HKAS 39 has had no material impact on the results for the current year.

Derecognition
HKAS 39 provides more rigorous criteria for the derecognition of financial assets than the criteria applied in previous years. Under HKAS 39, a financial asset is derecognised, when and only when, either the contractual rights to the asset's cash flows expire, or the asset is transferred and the transfer qualifies for derecognition in accordance with HKAS 39. The decision as to whether a transfer qualifies for derecognition is made by applying a combination of risks and rewards and control tests. The Group has applied relevant transitional provisions and applied the revised accounting policy prospectively for transfers of financial assets on or after 1 April 2005. As a result, the Group's bills receivables with full recourse and trade receivables with insurance coverage factored to banks which were derecognised prior to 1 April 2005 have not been restated. As at 31 March 2006, the Group's bills receivables with recourse and trade receivables with insurance coverage factored to banks have not been derecognised. Instead, the related borrowings of HK$126,049,000 have been recognised on the balance sheet date. This change has had no effect on the results for the current year.

Owner-occupied Leasehold Interest in Land
In previous years, owner-occupied leasehold land and buildings and leasehold interest in land under the construction in progress were included in property, plant and equipment and were stated at open market value and cost respectively. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plants and equipment. In respect of the leasehold interest in land under the construction in progress, the amount has been reclassified to prepaid lease payments under operating lease and applied retrospectively.

Investment Properties
In the current year, the Group has applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the income statement for the year in which they arise. In previous years, investment properties under SSAP 13 were measured at open market values, with revaluation surplus or deficit credited or charged to asset revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the asset revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation increase subsequently arose, that increase was credited to the income statement to the extend of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 April 2005 onwards. The amount held in asset revaluation reserve at 1 April 2005 has been transferred to the Group's retained profits.

Deferred Taxes related to Investment Properties
In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HKAS Int 21 "Income Taxes–Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties are to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflects the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HKAS Int 21, this change in accounting policy has been applied retrospectively. Comparative figures have been restated.

Summary of the effects of the changes in accounting policies

Year ended 31 March 2005

	Frozen Fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
TURNOVER							
External sales	2.729.929	2.320.141	191.884	31.312	25.010	–	5.298.276
Inter-segment sales	–	–	79.730	5.838	–	(85.568)	–
Total	2.729.929	2.320.141	271.614	37.150	25.010	(85.568)	5.298.276
RESULT							
Segment result	223.096	73.941	70.762	2.065	(10.091)	–	359.773
Unallocated corporate income							628
Unallocated corporate expenses							(14.468)
Loss on deemed disposal of interest in a subsidiary							(1.196)
Share of result of associates	293	(1.039)	–	–	–	–	(746)
Finance costs							(97.731)
Profit before taxation							246.260
Taxation							(3.265)
Profit for the year							242.995

Inter-segment sales are charged at prevailing market rates.

Geographical segments
The Group's operations are located in the PRC. North America, Western Europe, Eastern Europe and East Asia.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market 2006 HK$'000	2005 HK$'000
PRC	3.069.442	2.811.822
North America	1.204.834	1.046.583
Western Europe	1.199.982	1.095.356
Eastern Europe	86.519	28,856
East Asia	500,870	256.689
Other	95.350	58.970
	6.156.997	5.298.276

4. **PROFIT BEFORE TAXATION**

Profit before taxation has been arrived at after charging (crediting):

	2006 HK$'000	2005 HK$'000
Depreciation of property, plant and equipment	51.705	28,149
Amortisation of prepaid lease payments	280	280
Amortisation of deferred charter hire included in cost of sales	54,417	16,566
Amortisation of goodwill	–	5.396

5. **TAXATION**

	2006 HK$'000	2005 HK$'000
The charge comprises:		
Profit for the year		
– Hong Kong	4,910	7.130
– Other jurisdictions	7.297	606
Overprovision in prior year		
– Hong Kong	(1.292)	(477)
	10,915	7.259
Deferred tax		
– current year	3.371	(3.994)
	14.286	3.265

Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profit for the year.

Taxation in other jurisdictions are calculated at the rate prevailing in the respective jurisdictions.

As a substantial portion of the Group's profit neither arose in, nor is derived from Hong Kong and accordingly that portion of profit is not subject to Hong Kong Profits Tax.

6. **DIVIDEND**

	2006 HK$'000	2005 HK$'000
Final dividend:		
Proposed final dividend of HK5.2 cents (2005: HK5.4 cents) per share	55.874	54.409

7. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the two years ended 31 March 2006 are based on the following data:

2006 2005

	1,514,463	815,806
Current assets		
Inventories	1,951,465	1,403,944
Trade, bills and other receivables	2,329,681	1,701,881
Trade receivables with insurance coverage	252,893	314,423
Trade receivables from associates	119,988	67,378
Amounts due from associates	23,074	8,857
Advances to suppliers	–	31,386
Amount due from a jointly-controlled entity	575	41,816
Tax recoverable	1,124	492
Pledged deposits	1,789	13,845
Bank balances and cash	337,271	282,442
	5,017,860	3,866,464
Current liabilities		
Trade and other payables	362,928	539,443
Bank advances drawn on discounted trade receivables with insurance coverage and discounted bills	437,189	286,228
Amount due to an associate	7,847	7,863
Taxation	13,924	7,782
Bank borrowings – due within one year	2,865,340	1,936,607
	3,687,228	2,777,923
Net current assets	1,330,632	1,088,541
Total assets less current liabilities	2,845,095	1,904,347
Non-current liabilities		
Bank borrowings – due after one year	208,504	92,863
Amount due to a joint venture partner of a jointly-controlled entity	11,050	–
Deferred taxation	26,490	21,826
	246,044	114,689
Net assets	2,599,051	1,789,658
Capital and reserves		
Share capital	101,586	99,942
Share premium and reserves	1,478,813	1,293,062
Equity attributable to equity holders of the Company	1,580,399	1,393,004
Minority interests	1,018,652	396,654
Total equity	2,599,051	1,789,658

Notes:

1. **BASIS OF PREPARATION**

The consolidated financial statements have been prepared under the historical cost convention except for certain properties and financial instruments, which are measured at revalued amounts or fair values.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Companies Ordinance.

2. **PRINCIPAL ACCOUNTING POLICIES**

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKAS") and Interpretations ("Int") (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting years are prepared and presented.

Business Combinations

For the year ended 31 March 2005, the Group has applied HKFRS 3 "Business Combinations", which is effective for business combinations for which the agreement date is on or after 1 January 2005. In the current year, the Group has applied the transitional provisions of HKFRS 3 and the principal effects of the application of the transitional provisions of HKFRS 3 to the Group are summarised below:

Goodwill

In previous years, goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and goodwill arising on acquisitions after 1 April 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves continues to be held in reserves and will be transferred to the retained profits of the Group at the time when the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current year. Comparative figures for 2005 have not been restated.

In the current year, the Group has also applied HKAS 21 "The Effects of Changes in Foreign Exchange Rates" which requires goodwill to be treated as assets and liabilities of the foreign operation and translated at closing rate at each balance sheet date. Previously, goodwill arising on acquisition of foreign operations was reported at historical rate at each balance sheet date. The Group applied the requirement prospectively. In accordance with the relevant transitional provisions in HKAS 21, goodwill arising on acquisitions prior to 1 April 2005 is treated as a non-monetary foreign currency item of the Group. Therefore, no prior year adjustment has been made.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes places. In previous years, negative goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 April 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1 April 2005 (of which negative goodwill of HK$20,844,000 was previously recorded in reserves and of HK$20,399,000 was previously presented as a deduction from assets) with a corresponding increase to retained profits.

Share-based Payments

In the current year, the Group has applied HKFRS 2 "Share-based Payment" which requires an expense to be recognised where the Group buys goods or obtains services in exchange for shares or rights over share ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares or rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognise the financial effect of these share options until they were exercised. The Group has applied HKFRS 2 to share options granted on or after 1 April 2005.

	2006 HK$'000	2005 HK$'000
Decrease in release of negative goodwill to income statement	(1,092)	-
Decrease in amortisation of goodwill	12,354	-
Gain arising from changes in fair value of investment properties	4,188	-
Decrease in depreciation of property, plant and equipment	280	280
Increase in deferred tax relating to investment properties	(990)	-
Increase in amortisation of prepaid lease payments	(280)	(280)
Increase in profit for the year	14,460	-

Analysis of increase in profit for the year by line items presented according to their functions.

	2006 HK$'000	2005 HK$'000
Decrease in share of results of associates	–	(520)
Increase in other income	3,096	-
Decrease in other expenses	12,354	-
Increase in taxation	(990)	520
	14,460	-

The cumulative effect of the adoption of the new HKFRSs as at 31 March 2005 and 1 April 2005 are summarised below:

	As at 31 March 2005 (Originally stated)	Retrospective adjustments			As at 31 March 2005 (restated)	Adjustments on 1 April 2005			As at 1 April 2005 (restated)
		HKAS 1	HKAS 17	Int 21		HKAS 32 & 39	HKAS 40	HKFRS 3	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance sheet items									
Property, plant and equipment	419,502	-	(27,797)	-	391,705	-	-	-	391,705
Prepaid lease payments	-	-	27,797	-	27,797	-	-	-	27,797
Negative goodwill	(20,399)	-	-	-	(20,399)	-	-	20,399	-
Other investments	29,327	-	-	-	29,327	(29,327)	-	-	-
Intangible assets	-	-	-	-	-	22,763	-	-	22,763
Available-for-sale investments	-	-	-	-	-	5,636	-	-	5,636
Other long term receivable	-	-	-	-	-	928	-	-	928
Deferred taxation	(19,581)	-	-	(2,245)	(21,826)	-	-	-	(21,826)
Total effect on assets and liabilities	408,849	-	-	(2,245)	406,604	-	-	20,399	427,003
Retained profits	685,941	-	-	-	685,941	-	11,487	41,243	738,671
Asset revaluation reserve	77,858	-	-	(2,245)	75,613	-	(11,487)	-	64,126
Goodwill reserve	(115,069)	-	-	-	(115,069)	-	-	(20,844)	(135,913)
Minority interests	-	396,654	-	-	396,654	-	-	-	396,654
Total effects on equity	648,730	396,654	-	(2,245)	1,043,139	-	-	20,399	1,063,538
Minority interests	396,654	(396,654)	-	-	-	-	-	-	-

However, the Group has not early applied the following new standards, amendments or Interpretations that have been issued but are not yet effective. The directors of the company anticipate that the application of these standards amendment or Interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 and HKFRS 4 (Amendment)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]

[1] Effective for annual periods beginning on or after 1 January 2007.
[2] Effective for annual periods beginning on or after 1 January 2006.
[3] Effective for annual periods beginning on or after 1 December 2005.
[4] Effective for annual periods beginning on or after 1 March 2006.
[5] Effective for annual periods beginning on or after 1 May 2006.
[6] Effective for annual periods beginning on or after 1 June 2006.

3.* **TURNOVER AND SEGMENT INFORMATION**

The turnover and segment results of the Group for the year ended 31 March 2006, analysed by principal activity and geographical market are as follows:

Business segments

For management purposes, the Group is currently organised into five operating divisions-frozen fish, fillets and portions, fishing and shipping services. These divisions are the basis on which the Group report its primary segment information.

Year ended 31 March 2006

	Frozen Fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
TURNOVER							
External sales	2,921,000	2,537,169	620,172	60,934	17,722	–	6,156,997
Inter-segment sales	-	-	139,160	17,956	–	(157,116)	-
Total	2,921,000	2,537,169	759,332	78,890	17,722	(157,116)	6,156,997
RESULT							
Segment result	238,370	106,086	275,602	(37,909)	(22,329)	–	559,828
Unallocated corporate income							33,187
Unallocated corporate expenses							(31,239)
Gain on dilution of interest in a subsidiary							81,261
Loss on deemed disposal of interest in a subsidiary							(12,729)
Finance costs							(204,220)
Share of result of associates	(310)	(68)	-	-	-	-	(378)
Profit before taxation							425,710
Taxation							(14,286)
Profit before minority interests							411,424

Inter-segment sales are charged at prevailing market rates.

Earnings for the purposes of calculation of basic and diluted earnings per share	183,058	163,228
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	1,002,744,584	999,268,913
Effect of dilutive potential ordinary shares in respect of:		
– share options	1,117,205	2,950,694
– warrants	1,602,534	-
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	1,005,464,323	1,002,219,607

DIVIDEND

In accordance with the Group's dividend policy of distributing one-third of its net profit as dividend to shareholders each year, the Board of Directors proposes the payment of a final dividend of HK5.2 cents per ordinary share to shareholders.

RESULTS

In FY2006, the Group recorded an increase of 16.2% of turnover to HK$6,157 million. Corresponding to the higher sales, the Group recorded improved profitability. Operating profit increased 74.6% from HK$345 million in FY2005 to HK$602 million in FY2006. Profit attributable to shareholders increased 12.1% from HK$163 million in FY2005 to HK$183 million in FY2006, taking into account the following exceptional items:

	FY2006 HK$'000	FY2005 HK$'000	Change
Profit attributable to shareholders	183,058	163,228	+12.1%
Gain on dilution of interest resulting from China Fishery IPO, net of minority interest	(52,866)	-	NM
Loss on deemed disposal in interest resulting from the exercise of share warrant by the minority shareholders of Pacific Andes (Holdings) Limited ("PAH")	12,729	1,196	+964.3%
Fixed assets and inventory written off of vegetable business in PAH, net of minority interest	7,469	-	NM
Goodwill impairment of Kyoshoku	12,460	-	NM
Loss from Kyoshoku, net of minority interest	31,828	-	NM
Increase in depreciation of properties due to change in accounting estimates	8,961	-	NM
Increase in revaluation gain of properties due to change in accounting policies	(4,188)	-	NM
Profit attributable to shareholders, net of exceptional items	199,451	164,424	+21.3%

BUSINESS REVIEW

Consumers around the world, and especially those in the growingly affluent China, are becoming more health conscious, which explains the continuous surge in global demand for fish. Led by a highly experienced management team and supported by an enhanced supply chain infrastructure and strengthened fishing capabilities, we are poised to capitalize on the increasing market demand to sustain business growth.

The successful integration of the upstream operations of the deep-sea fishing specialist, China Fishery Group Limited ("China Fishery"), with the Group's downstream logistics, trading and distribution operations has created significant synergies and economies of scale in our supply chain management operation, enabling us to gain access to new markets and exploit new areas of growth. The Group has gained controlling share of China Fishery which gave it full control of the entire supply chain of its frozen seafood operations, which cover harvesting, transportation, processing, trading and distribution of a wide variety of frozen seafood products. In January 2006, China Fishery achieved a new milestone. It mounted an Initial Public Offering ("IPO") of 57 million new shares and became listed on the Main Board of the Singapore Exchange. The IPO was warmly received by both institutional and individual investors and brought an exceptional gain of HK$81 million to the Group.

Since the world's ocean wild-catch resources are limited but the demand of which have been increasing continually, various forms of governmental control measure have been established to limit the growth of the ocean wide-catch quantities in order to preserve the resources. To cope with this industrial phenomenon, the Group has been actively exploring ways of securing additional sources of supply, especially through establishing long term alliances with those fishing companies which own or control fishing licenses and quota and using existing resources more efficiently. In February 2006, China Fishery signed a new vessel operating agreement ("VOA") resulting in the immediate doubling of its fishing capabilities in the Pacific Ocean. To expand our processing capacity and enhance the value adding of our processing operation, the Group is constructing a new processing plant in Hongdao, Qingdao which will focus on putting out high value-added, high-margin products and environmental-friendly waste-converted fishmeal products into its portfolio.

As the development of our vertically-integrated supply chain has come to fruition, Pacific Andes continues to stand out in the seafood industry by the scale and scope of our operations during the review period.

OPERATIONS REVIEW

Market Analysis

While ocean wild-catches have not been growing during the past two decades, global population growth and change of dietary habits has seen demand for fish rising persistently, translating into opportunities for the Group. All of the Group's markets contributed more revenue during the year when compared with the previous year.

China remained as Pacific Andes' major revenue contributor accounting for 49.9% of its total sales mix for FY2006. The Group recorded turnover of HK$6,157 million, 16.2% higher than last year's. The prospering Chinese economy and growing purchasing power of the people have resulted in the Chinese consumers' active pursuit of a more healthy and balanced food diet. This have braced the continuous rise of per capita consumption of fishery products in China. With a huge population, a 1 kg increase in per capita consumption of fishery products in China would add up in total to a jump in demand of 1.2 million metric tons or 1.5% of the total ocean wild-catch fishery products. Thus, a steady growth in demand for fish products in the market is expected in the coming years.

* *For identification purpose only*

North America is the second largest market of the Group during the financial year, accounting for 19.6% of its total sales mix. Sales to the market totaled HK$1,205 million, a healthy 15.1% growth when compared with the previous year. Sales to Western Europe, which accounted for 19.5% to our total sales, increased by 9.6% to HK$1,200 million in the year. Ready-made meals using fishery products as the main ingredients continued to gain popularity worldwide. The Western European and North American markets with a strong craving for quality fish products have come to rely on imports and that has lifted the market prices of fishery products.

The Group's successful foray into the markets in Korea and Japan was reflected in the surge of sales to HK$210 million and HK$291 million respectively in FY2006, compared to HK$79 million and HK$178 million respectively in FY2005.

Product Analysis

Seafood Division

The Group's seafood division, boasting a decade-long operation, is today one of the world's leading frozen seafood processors and suppliers. With a comprehensive and well-integrated supply chain management operation, it harvests and sources seafood products globally, transforms them into different forms of quality products, and distributes the products to consumers around the world. In FY2006, the Group recorded sales of approximately 355,000 metric tons, valuing HK$6,078 million, of frozen seafood products, representing to an increase of 16.0% when compared with the previous year.

Fishing

Aspiring to become a leading force in the seafood industry, the Group has sought to constantly strengthen its fishing capability. Its subsidiary China Fishery operates 41 trawlers and super trawlers to fish all year round in the Pacific, Atlantic and Indian Oceans. In FY2006, China Fishery harvested and processed approximately 68,000 metric tons of fish. It contributed HK$620 million in sales and net profit of HK$55.9 million to the Group.

A new VOA signed by China Fishery in February 2006 has enabled itself to utilise the requisite fishing quotas and licenses to fish in Russian economic waters in the North Pacific Ocean and equipped it with advanced technology and facilities to enhance yields and conduct at-sea processing of catches. This new VOA enabled China Fishery to double the size of its super-trawler fleet to 14 and accordingly its fishing capabilities. With powerful at-sea initial processing capability and extended operational cycles, the Group stands prime to capitalize on potential fishing grounds and introduce new fish species to markets, and in turn assure economic benefits for itself.

Sourcing and Trading

Frozen fish, sold predominantly to the PRC market, remained as the largest revenue contributor of the Group and accounted for 47.4% of total sales. Sales value jumped 7.0% to HK$2,921 million.

Processing & Distribution

Sales of fillets and portions increased 9.4% to HK$2,537 million and accounted for 41.2% of the Group's total sales mix. The sale growth was mainly supported by sustained demand for processed seafood from the markets in North America and Western Europe.

During the year under review, the Group's Japanese seafood processing subsidiary, Kyoshoku Co., Ltd ("Kyoshoku"), reported a goodwill impairment of HK$12,460,000 and a loss of HK$53.0 million which the Group recognized 60% of this loss of HK$31.8 million in the current financial results. Heeding the general rise in operating cost in Japan, the Group is relocating production there to China to take advantage of the country competitive labour and production costs and improve profitability. Upon completion, the Group expects Kyoshoku will achieve breakeven in the second half of 2006.

Vegetable and Plantation Division

Difficulties in securing appropriate farmland in the PRC explains the insignificant contribution from vegetable business covering such operations as farming and processing of vegetable products. Thus, during the year under review, the Group ceased to cultivate and process vegetables and concentrated on sourcing and distribution of vegetable products. This resulted in a one-time impairment loss amounting to approximately HK$11.5 million from the write-down of related assets and inventories.

Liquidity and Financial Resources

As at 31 March 2006, our total bank borrowings increased 51.5%, from HK$2,029 million in FY2005 to HK$3,074 million in FY2006. The increased bank borrowing was used to finance the temporary increase of inventory and trade receivables due to the late start of the fishing activities in the North Pacific Ocean in the last quarter of FY2006 and the increase in raw material holdings to meet growing demand for processed seafood products in North American and European markets. Inventory and accounts receivable came down significantly in the first half of FY2007.

As at 31 March 2006, our cash on hand amounted to HK$337 million. Gearing ratio increased slightly to 53.8% in FY2006. Gearing ratio represents total debts to total equity.

As the Group does not maintain a significant open position in any foreign currency at any time, it has minimal exposure to currency risks. In view of the latest announcement of the revaluation of the RMB, the Group sees a slight increase for operating cost. However, since the PRC market for frozen fish accounts for half of the Group's total sales and the people's purchasing power is improving, the Group expects to see sales from frozen fish trading enhanced. The Group actively protects its foreign currency vulnerabilities through natural hedges and forward contracts. It does not engage in any speculative currency transactions.

Employees and Remuneration

As at 31 March 2006, the Group had a total of 6,300 employees. Remuneration packages offered to employees are in line with industry standards and reviewed annually. The award of bonuses is decided based on the performance of the individual employee as well as the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited, each has an employees' share option scheme to allow for granting of share options to selected eligible employees, depending on their contribution to the company.

Environmental Conservation

As a company whose business is sourcing and marketing fish and seafood products, Pacific Andes is keenly aware of its responsibilities to respect fishing quotas, conserve fishing grounds, and to take the lead in encouraging governments and fishing companies globally to protect the environment and marine resources. We see this as a long-term commitment to ensure the world has sustainable fishery resources. We are committed to supporting a responsible and efficient fishing industry dedicated to striking a balance between consumer demand and conservation of stock for the future. During the year, we made an industry-first move, which was to appoint our external auditors, Deloitte Touche Tohmatsu, to independently verify that all the Group's fish purchases have proper catch and regulatory documentation. This demonstrates Pacific Andes' dedication to making sure all fish caught and sourced, are supported by proper certification and documentation issued by relevant government or other appropriate authorities.

OUTLOOK

As consumers become more and more health conscious and their dietary habits shift towards healthy and balanced food diet, global demand for fishery products has been on the rise. Thus, the Group remains bullish on the overall market environment and its business development. With China Fishery integrated into its operation earlier this year, Pacific Andes now has better control of the entire supply chain of its frozen seafood operations – from harvesting and sourcing to processing and distribution of seafood products worldwide. Pacific Andes is in a prime position to take advantage of emerging opportunities to sustain continual growth in the coming years.

Control more fish resources

According to a 2004 study by the United Nations' Food and Agriculture Organization ("FAO"), 3.6 billion people worldwide consume fish for at least 20% of their animal protein intake and potential global demand for fish is expected to grow by more than 35% from 133 million metric tons in 2001 to 183 million metric tons by 2015. The

supply of wild catch, however, has remained steady in the past 10 years and increasing aquaculture production is not deemed sufficient to satisfy increasing demand. The imbalance between demand and supply has led and will continue to lead to price surge of fishery products.

To more effectively capture this tremendous potential, the Group has been forging ahead with assuming control of more fish resources by widening its vertically integrated supply chain. China Fishery's proposed US$100 million (approximately HK$780 million) acquisition of the Peruvian fishmeal manufacturer and global exporter Alexandra S.A.C. and its two subsidiaries is a step in that direction.

Alexandra S.A.C. and its two subsidiaries own and operate a fleet of 13 fishing vessels with total storage capacity of approximately 4,000 metric tons and four licensed fishmeal processing plants. This acquisition, once completed, will allow the Group to gain immediate access to the fishing and fishmeal processing sectors in Peru, the world's largest producer of fishmeal. It will also enable the Group to extend and diversify its product mix to include Peruvian anchovy-based fishmeal and fish products. Ideally located, Peru will make a cost-effective base for the Group to expand its fishing grounds to one of the most productive fishing areas in the world and tap the largest fishmeal market in the world, i.e. the PRC. Should the acquisition be realized, the Group will have control of about 1 percent of the world's ocean fish resources.

Enhance processing capability

To meet increasing world demand, the other key strategy of the Group is to enhance its processing capability. The Group is building a new processing complex in Qingdao which will be equipped with advanced processing lines capable of producing up to a total of 60,000 metric tons of frozen fish fillets and portions a year. The expansion will not only significantly increase the Group's processing capability and economies of scale, but will also allow the Group to ensure efficient use of the world's limited wild-catch resources. Apart from employing advanced technology that can increase the value adding of the processing operations, the Group will be able to turn wastage generated from the processing operations into value-added products, such as fishmeal. The new complex is expected to markedly enhance the Group's production yields, profit margins and profitability in the long run.

Identify under-utilised fish species

Demand for fish products around the world, in particular in the growing affluent China, has been rising consistently. The PRC's fish consumption per capita was estimated at 25.6 kilograms ("kg") in 2003 against 11.5 kg in 1990, and according to FAO projection, potential fish consumption per capita in China will reach 34.3 kg by 2030. All figures are pointing to China being a high-growth market. As the PRC's largest frozen fish importer, the Group currently accounts for approximately a quarter of the country's total import value of frozen fish. To grow this share further, the Group has been actively diversifying its product mix by identifying underutilized fish species and introducing them into the PRC market. This strategy, which has been in place since 1990, has been successful. Fish products, for example, Alaska Pollock and Herring has been well received by consumers.

Financing

To ensure it has sufficient funds to support its different growth initiatives, the Group signed an agreement with a group of 20 international and local banks for a US$160 million (approximately HK$1.25 billion) Term Loan Facility. The proceeds will be used to finance the construction of the Group's new processing plant in Hongdao, Qingdao and to refinance and convert the Group's short term borrowings into long term borrowings. This debt refinancing or maturity conversion will also enable the Group to cut down its interest expenses of about HK$15 million per annum. Additionally, the share warrants, which will mature in July 2006, will provide the Group with an additional HK$262 million funding. The Group will have a strengthened equity base and liquidity resources. With additional capital, the Group is confident in achieving continuous rapid growth and fortifying its position as a world leading seafood producer, processor and supplier.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members will be closed from Tuesday, 5 September 2006 to Thursday, 7 September 2006 both days inclusive, during which period no share will be registered. In order to establish the entitlement of shareholders to vote at the 2006 Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch registrar in Hong Kong, Secretaries Limited of the 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong by no later than 4:00 p.m. on Monday, 4 September 2006.

PURCHASE, SALE OR REDEMPTION

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year ended 31 March 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the directors. Specific enquiry has been made with all directors and the directors have complied with the required standard set out in the Model Code for the year ended 31 March 2006.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the audited consolidated financial statements for the year ended 31 March 2006.

The members of the Audit Committee are Mr. Lew V. Robert (chairman), Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent, the independent non-executive directors of the Company.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 March 2006 with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules, except for the following deviations:

CG Code Provision A.4.1 provides that non-executive directors should be appointed for a specific term, subject to re-election. The independent non-executive directors of the Company were not appointed for a specific term but are subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the provisions of the Company's bye-laws.

CG Code Provision B.1.1 provides that a remuneration committee with specific written terms of reference should be established. A majority of the members of the remuneration committee should be independent non-executive directors. The remuneration committee should make available its terms of reference, explaining its role and the authority delegated to it by the board.

On 20 December 2005, the Board of Directors established the remuneration committee with specific written terms of reference. The Company's remuneration committee consists of three independent non-executive directors, namely Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent and two executive directors, Mr. Ng Joo Siang and Mr. Ng Joo Puay, Frank.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE

A detailed announcement of annual results of the Group for the year ended 31 March 2006, containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange of Hong Kong Limited ("SEHK"), will be published on the website of the SEHK in due course.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 26 July 2006

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

截至二零零六年三月三十一日止年度業績公佈

財務摘要

	二零零六年	二零零五年	變動
營業額（百萬港元）	6,157.0	5,298.3	+16.2%
股東應佔溢利（百萬港元）	183.1	163.2	+12.1%
股東應佔溢利，不包括非經常性項目（百萬港元）	199.5	164.4	+21.3%
每股盈利－基本（港仙）	18.3	16.3	+12.3%
每股股息（港仙）	5.2	5.4	-3.7%

業務回顧及展望

- 深海捕撈專家中漁集團有限公司之上游業務與本集團現有下游物流、貿易及分銷業務成功整合，讓本集團全面控制整個供應鏈，不單有助本集團進軍新市場，更能開拓新發展領域
- 市場對健康食品需求日增，支持全球各地魚類需求穩定攀升。然而，非養殖海產資源緊絀，已經及將會繼續刺激魚類價格持續上漲。太平洋恩利已設立全面縱向整合供應鏈，具備把握此行業龐大商機所需優勢
  - 為掌握更多魚類資源，中漁於二零零六年二月簽訂新船舶經營協議，令捕撈能力即時倍增
  - 為擴充加工能力，本集團正於青島興建新加工綜合設施，以提高其加工產能及加工業務之價值
  - 本集團透過發掘未開發魚類品種，並將有關魚類製成增值產品及高利潤人類食用產品，積極豐富其產品組合，以進一步提升市場份額
- 本集團現時盡享優勢，日後定能把握機遇，達致長遠持續增長

綜合收益表

太平洋恩利國際控股有限公司（「太平洋恩利」或「本公司」）董事會（「董事」）欣然公佈本公司及各附屬公司（「本集團」）截至二零零六年三月三十一日止年度之經審核綜合業績如下：

	附註	二零零六年 千港元	二零零五年 千港元 （經重列）
營業額	3	6,156,997	5,298,276
銷售成本		(5,226,505)	(4,675,047)
毛利		930,492	623,229
其他收入		49,969	10,501
銷售及分銷支出		(145,834)	(116,472)
行政支出		(240,001)	(155,011)
其他支出		(32,850)	(16,314)
攤薄一家附屬公司權益之收益		81,261	–
視作出售一家附屬公司權益之虧損		(12,729)	(1,196)
財務支出		(204,220)	(97,731)
所佔聯營公司業績		(378)	(746)
除稅前溢利	4	425,710	246,260
稅項	5	(14,286)	(3,265)
本年度溢利		411,424	242,995
下列應佔部分：			
本公司權益持有人		183,058	163,228
少數股東權益		228,366	79,767
		411,424	242,995
股息			
建議末期股息	6	55,874	54,409
每股盈利	7		
基本		18.3港仙	16.3港仙
攤薄		18.2港仙	16.3港仙

綜合資產負債表

	二零零六年 千港元	二零零五年 千港元 （經重列）
非流動資產		
物業、機器及設備	578,205	391,705
投資物業	104,835	90,700

本集團於被收購公司的可識別資產、負債及或然負債公平淨值的權益超出成本的差額（前稱「負商譽」）

根據香港財務報告準則第3號，本集團於被收購公司的可識別資產、負債及或然負債公平淨值的權益超出收購成本的差額（「收購折讓」），於進行收購的期間即時於溢利或虧損中確認。於過往年度，於二零零一年四月一日前收購所產生負商譽，乃計入儲備；而於二零零一年四月一日後收購所產生負商譽，則按得出結餘的情況分析，列作資產扣減，並確認收入。根據香港財務報告準則第3號之有關過渡條文，本集團已終止確認於二零零五年四月一日的所有負商譽（其中負商譽20,844,000港元先前乃於儲備入賬及20,399,000港元先前呈報為資產扣減），並相應增加保留溢利。

股份付款

於本年度，本集團應用香港財務報告準則第2號「股份付款」，規定倘本集團以股份或股份權利換取購貨或取得服務（「股本結算付款」），或以相當於指定數目股份或股份權利之其他等值資產換取（「現金結算交易」），則須確認開支。香港財務報告準則第2號對本集團之主要影響與本公司董事及僱員購股權按購股權授出日期釐定之公平值於歸屬期間支銷有關。在應用香港財務報告準則第2號前，本集團不會就購股權獲行使前確認該等購股權之財務影響。本集團已就於二零零五年四月一日或之後授出之購股權應用香港財務報告準則第2號。

就於二零零五年四月一日前授出之購股權而言，根據有關過渡條文規定，本集團並無就於二零零二年十一月七日或之前授出之購股權應用香港財務報告準則第2號，本集團仍須就於二零零二年十一月七日後授出惟於二零零五年四月一日尚未歸屬之購股權追溯應用香港財務報告準則第2號。然而，本集團之購股權乃於二零零二年十一月七日前授出，因此，本集團毋需追溯應用香港財務報告準則第2號。

金融工具

於本年度，本集團應用香港會計準則第32號「金融工具：披露及呈報」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定追溯應用。應用香港會計準則第32號並無對本集團目前及過往會計期間呈報金融工具之方法造成影響。香港會計準則第39號於二零零五年一月一日或之後開始的年度期間生效，一般不容許按追溯基準確認、剔除確認或計算金融資產及負債。採納香港會計準則第39號產生的主要影響概述如下：

金融資產及金融負債分類及計量

本集團已應用香港會計準則第39號之有關過渡條文，以分類及計算屬於香港會計準則第39號範圍之金融資產及金融負債。

於二零零五年三月三十一日前，本集團根據會計實務準則（「會計實務準則」）第24號之另類處理方法分類及計算其債務及股本證券。根據會計實務準則第24號，於股本證券之投資乃分類為「非買賣證券」及按公平值計算。「非買賣證券」之未確認收益或虧損於權益呈報，直至有關證券已售出或釐定出現減值為止，此時，先前已於權益確認之累計收益或虧損會計入該年度之淨溢利及虧損。自二零零五年四月一日起，本集團根據香港會計準則第39號分類及計算其股本證券。根據香港會計準則第39號，金融資產分類為「按公平值計入損益之金融資產」、「可供出售金融資產」、「貸款及應收款項」或「持有至到期金融資產」。「按公平值計入損益之金融資產」及「可供出售金融資產」按公平值列賬，其公平值變動分別於溢利或虧損及權益確認。「貸款及應收款項」及「持有至到期金融資產」採用實際權益法按已攤銷成本計算。

於二零零五年四月一日，本集團根據香港會計準則第39號規定分類及計算其股本證券。列作其他投資賬面值5,636,000港元之股本證券，於二零零五年四月一日重新分類為可供出售投資。此外，本集團根據香港財務報告準則規定，重新評估其會所債券。會所債券過往分類為其他投資；現已重新分類為賬面值22,763,000港元之無形資產及賬面值928,000港元之其他長期應收款項。

股本證券以外之金融資產及金融負債

自二零零五年四月一日起，本集團根據香港會計準則第39號規定，分類及計算其股本證券以外之金融資產及金融負債（以往屬會計實務準則第24號範圍以外）。如上文所述，香港會計準則第39號項下金融資產分類為「按公平值計入損益之金融資產」、「可供出售金融資產」、「貸款及應收款項」或「持有至到期金融資產」。金融負債一般分類為「按公平值計入損益之金融負債」或「按公平值計入損益之金融負債以外之金融負債（其他金融負債）」。「其他金融負債」採用實際權益法按已攤銷成本列賬。

採納上述香港會計準則第39號過渡條文對本年度業績並無重大影響。

剔除確認

香港會計準則第39號訂明剔除確認金融資產之準則較過往年度所應用準則嚴謹。根據香港會計準則第39號，金融資產僅於資產現金流量之契約權利屆滿或資產已轉讓而有關轉讓符合香港會計準則第39號剔除確認之條件時，方予剔除確認。就轉讓是否符合剔除確認條件，乃同時應用風險與回報及控制測試以作決定。本集團已應用有關過渡條文，並就於二零零五年四月一日或之後之金融資產轉讓按未來適用基準對會計政策。故此，本集團並無重列於二零零五年四月一日前剔除確認之具全面追索權應收票據及付予銀行之已投保貿易應收款項。於二零零六年三月三十一日，本集團之具追索權應收票據及付予銀行之已投保貿易應收款項並無剔除確認，並且已於結算日確認相關借貸126,049,000港元。是項變動對現行年度業績並無造成影響。

業主佔用土地租賃權益

於過往年度，業主佔用租賃土地及樓宇及在建土地租賃權益乃計入物業、機器及設備，並分別按公開市場價值及成本列賬。於本年度，本集團已應用香港會計準則第17號「租賃」。根據香港會計準則第17號，就租賃分類而言，土地及樓宇租賃之土地及樓宇部分乃分開處理，除非租賃款項不能於土地及樓宇部分間可靠分配，則在此情況下，整項租賃一般會當作融資租賃處理。倘租賃款項能於土地及樓宇部分間可靠分配，則租賃土地權益會重新分類為經營租約項下之預付租賃款項，乃按成本列賬及以直線法於租賃期間攤銷。該會計政策變動已追溯應用。另外，倘不能可靠分配土地及樓宇部分，則租賃土地權益繼續入賬列為物業、機器及設備。土地及在建工程之租賃權益款額，已重新分類為經營租約項下之預付租賃款項，並已追溯採用。

投資物業

於本年度，本集團已應用香港會計準則第40號「投資物業」。本集團選擇以公平值模式將其投資物業入賬，該模式規定因投資物業公平值變動產生之損益，須於其產生年度直接於收益表確認。於過往年度，會計實務準則第13號項下之投資物業乃按公開市場價值計算，重估盈餘或

3. **營業額及分類資料**

以下為本集團截至二零零六年三月三十一日止年度按主要業務及地區市場劃分之營業額及分類業績分析：

業務分類

就管理而言，本集團現分為五項業務－冷凍魚類、魚柳及魚切塊、捕撈及船務服務。本集團按該等業務申報其主要分類資料。

截至二零零六年三月三十一日止年度

	冷凍魚類 千港元	魚柳及魚切塊 千港元	捕撈 千港元	船務服務 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	2,921,000	2,537,169	620,172	60,934	17,722	–	6,156,997
業務間銷售	–	–	139,160	17,956	–	(157,116)	–
總計	2,921,000	2,537,169	759,332	78,890	17,722	(157,116)	6,156,997
業績							
分類業績	238,370	103,826	274,946	(37,909)	(22,329)	–	554,163
未分配其他收入							7,613
攤薄一家附屬公司權益之收益							81,261
視作出售一家附屬公司權益之虧損							(12,729)
財務支出							(204,220)
所佔聯營公司業績	(310)	(68)	–	–	–	–	(378)
除稅前溢利							425,710
稅項							(14,286)
未計少數股東權益前溢利							411,424

業務間銷售按現行市價收取。

截至二零零五年三月三十一日止年度

	冷凍魚類 千港元	魚柳及魚切塊 千港元	捕撈 千港元	船務服務 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額							
對外銷售	2,729,929	2,320,141	191,884	31,312	25,010	–	5,298,276
業務間銷售		–	79,730	5,838	–	(85,568)	
總計	2,729,929	2,320,141	271,614	37,150	25,010	(85,568)	5,298,276
業績							
分類業績	723,096	73,941	70,762	2,065	(10,091)	–	359,773
未分配其他收入							628
視作出售一家附屬公司權益之虧損							(1,196)
所佔聯營公司業績	293	(1,039)	–	–	–	–	(746)
財務支出							(97,731)
除稅前溢利							246,260
稅項							(3,265)
年內溢利							242,995

業務間銷售按現行市價收取。

地區分類

本集團業務分佈於中國、北美洲、西歐、東歐及東亞各地。

下表載列本集團按市場區域分類的銷售分析（不論貨物／服務來源地）：

	按市場區域分類之營業額 二零零六年 千港元	按市場區域分類之營業額 二零零五年 千港元
中國	3,069,442	2,811,822
北美洲	1,204,834	1,046,383
西歐	1,199,982	1,095,356
東歐	86,519	28,856
東亞	500,870	256,689
其他地區	95,350	58,970
	6,156,997	5,298,276

4. **除稅前溢利**

除稅前溢利已扣除（計入）下列各項：

綜合資產負債表

	二零零六年 千港元	二零零五年 千港元 (經重列)
非流動資產		
物業、機器及設備	578,205	391,705
投資物業	104,835	90,700
預付租賃款項	28,039	27,124
商譽	129,500	120,189
負商譽	–	(20,399)
遞延船舶租賃	604,890	175,692
於聯營公司之權益	1,090	1,468
貸款予一家共同控制實體	11,050	–
應收貸款	33,163	–
其他無形資產	22,763	–
其他長期應收款項	928	–
其他投資	–	29,327
	1,514,463	815,806
流動資產		
存貨	1,951,465	1,403,944
貿易應收款項、票據及其他應收款項	2,329,681	1,701,881
已按保之貿易應收款項	252,893	314,423
與聯營公司之貿易應收款項	119,988	67,378
聯營公司欠款	23,074	8,857
墊款予供應商	–	31,386
一家共同控制實體欠款	575	41,816
可收回稅項	1,124	492
已抵押存款	1,789	13,845
銀行結存及現金	337,271	282,442
	5,017,860	3,866,464
流動負債		
貿易及其他應付款項	362,928	539,443
貼現已按保貿易應收款項及貼現票據之銀行融資	437,189	286,228
應付一家聯營公司款項	7,847	7,863
稅項	13,924	7,782
銀行借貸－一年內到期	2,865,340	1,916,607
	3,687,228	2,777,923
流動資產淨值	1,330,632	1,088,541
總資產減流動負債	2,845,095	1,904,347
非流動負債		
銀行借貸－一年後到期	208,504	92,863
應付一家共同控制實體合營者方之款項	11,050	–
遞延稅項	26,490	21,826
	246,044	114,689
資產淨值	2,599,051	1,789,658
資本及儲備		
股本	101,586	99,942
股份溢價及儲備	1,478,813	1,293,062
本公司權益持有人應佔權益	1,580,399	1,393,004
少數股東權益	1,018,652	396,654
權益總額	2,599,051	1,789,658

附註：

1. **編製基準**

綜合財務報表乃按照歷史成本基準編製，惟若干物業及金融工具乃按重估金額或公平值計算。

綜合財務報表乃根據香港會計師公會（「香港會計師公會」）頒佈之香港財務報告準則編製。此外，綜合財務報表載有香港聯合交易所有限公司證券上市規則及公司條例規定之適用披露。

2. **主要會計政策**

本年度，本集團首次應用香港會計師公會所頒佈多項適用於二零零五年一月一日或之後開始會計期間之新訂香港財務報告準則（「香港財務報告準則」）、香港會計準則（「香港會計準則」）及詮釋（「詮釋」）（以下統稱「新香港財務報告準則」）。採用新香港財務報告準則導致綜合收益表、綜合資產負債表及綜合權益變動表之呈報方式有變，特別是少數股東權益及所佔聯營公司稅項的呈報方式有變。有關呈報方式變動已追溯應用。採納新香港財務報告準則導致本集團以下範疇之會計政策有變，對現行或過往會計年度業績的編製及呈報方式構成影響。

業務合併

本集團已於截至二零零五年三月三十一日止年度應用香港財務報告準則第3號「業務合併」，該準則適用於協議日期為二零零五年一月一日或之後的業務合併。於本年度，本集團應用香港財務報告準則第3號過渡條文，而應用香港財務報告準則第3號過渡條文對本集團的主要影響概述如下：

商譽

於過往年度，於二零零一年四月一日前收購所產生商譽乃計入儲備，而於二零零一年四月一日後收購所產生商譽則撥充資本及按其估計可用年期攤銷。本集團已應用香港財務報告準則第3號之有關過渡條文。先前於儲備確認之商譽繼續計入儲備，並將於與商譽有關之業務售出時或當與商譽有關之現金產生單位減值時，轉撥至保留溢利。就先前於資產負債表撥充資本之商譽而言，本集團已自二零零五年四月一日起終止攤銷有關商譽，而商譽將至少每年檢測減值。於二零零五年一月一日後收購所產生商譽，於初步確認後，按成本減累計減值虧損（如有）計算。由於是項會計政策變動，本年度並無扣除商譽攤銷。二零零五年之比較數字未有重列。

於本年度，本集團亦已應用香港會計準則第21號「匯率變動之影響」，規定商譽須當作海外業務之資產及負債處理，並於各結算日按收市匯率換算。以往，收購海外業務所產生商譽乃於各結算日按過往匯率入賬。本集團已於其後應用此規定。根據香港會計準則第21號之有關過渡條文，於二零零五年四月一日前收購所產生商譽會當作本集團之非貨幣外匯項目處理。因此，並無作出前期調整。

• 僅供識別

處理。倘租賃款項能可靠分配土地及樓宇部分，則租賃土地權益將重新分類為經營租約項下之預付租賃款項，乃按成本列賬及以直線法於租賃期間攤銷。該會計政策變動已追溯應用。另外，倘不能可靠分配土地及樓宇部分，則租賃土地權益應繼續入賬列為物業、機器及設備。土地及在建工程之租賃權益款額，已重新分類為經營租約項下之預付租賃款項，並已追溯採用。

投資物業

於本年度，本集團已應用香港會計準則第40號「投資物業」。本集團選擇以公平值模式將其投資物業入賬，該模式規定因投資物業公平值變動產生之損益，須於其產生年度直接於收益表確認。於過往年度，會計實務準則第13號項下之投資物業乃按公開市場價值計算，重估盈餘或虧損會於資產重估儲備計入或扣除，除非該儲備結餘不足夠彌補重估減少，則在此情況下，重估減少超出資產重估儲備結餘之部分會於收益表扣除。倘減值先前已於收益表扣除而其後出現重估增加，則增額會以先前扣除之減值為限記入收益表。本集團已應用香港會計準則第40號之有關過渡條文，並選擇自二零零五年四月一日起應用香港會計準則第40號。於二零零五年四月一日於資產重估儲備持有之款額已轉撥至本集團之保留溢利。

有關投資物業之遞延稅項

於過往年度，重估投資物業之遞延稅務後果，乃根據先前詮釋按透過銷售收回物業賬面值將產生之稅務後果以作評估。於本年度，本集團已應用香港會計準則詮釋第21號「所得稅－收回重估不可折舊資產」，該項詮釋剔除投資物業賬面值將透過出售收回之假設。因此，投資物業之遞延稅務後果現於各結算日，根據能反映本集團預期收回物業之方式所產生稅務後果之基準予以評估。於香港會計準則詮釋第21號並無任何特定過渡條文之情況下，該會計政策變動已追溯應用，比較數字已予重列。

會計政策變動之影響概要

	二零零六年 千港元	二零零五年 千港元
於收益表確認負商譽減少	(1,092)	–
商譽攤銷減少	12,354	–
投資物業公平值變動所產生收益	4,188	–
物業、機器及設備折舊減少	280	280
有關投資物業之遞延稅項增加	(990)	–
預付租賃款項之攤銷增加	(280)	(280)
年內溢利增加	14,460	–

年內溢利增加按其功能呈報之項目分析如下：

	二零零六年 千港元	二零零五年 千港元
所佔聯營公司業績減少	–	(520)
其他收入增加	3,096	–
其他支出減少	12,354	–
稅項增加	(990)	520
	14,460	–

於二零零五年三月三十一日及二零零五年四月一日採納新香港財務報告準則之累計影響概述如下：

	原 二零零五年三月三十一日 (原先呈列) 千港元	會計政策變動：香港會計準則第1號 千港元	香港會計準則第17號 千港元	詮釋第21號 千港元	經 二零零五年三月三十一日 (經重列) 千港元	於二零零五年四月一日調整：香港會計準則第32及39號 千港元	香港會計準則第40號 千港元	香港財務報告準則第3號 千港元	經 二零零五年四月一日 (經重列) 千港元
資產負債表項目									
物業、機器及設備	419,502	–	(27,797)	–	391,705	–	–	–	391,705
預付租賃款項	–	–	27,797	–	27,797	–	–	–	27,797
負商譽	(20,399)	–	–	–	(20,399)	–	–	20,399	–
其他投資	29,327	–	–	–	29,327	(29,327)	–	–	–
無形資產	–	–	–	–	–	22,763	–	–	22,763
可供出售投資	–	–	–	–	–	5,636	–	–	5,636
其他長期應收款項	–	–	–	–	–	928	–	–	928
遞延稅項	(19,581)	–	–	(2,245)	(21,826)	–	–	–	(21,826)
對資產及負債之影響	408,849	–	–	(2,245)	406,604	–	–	20,399	427,003
保留溢利	685,941	–	–	–	685,941	–	11,487	41,243	738,671
投資重估儲備	77,858	–	–	(2,245)	75,613	–	(11,487)	–	64,126
商譽儲備	(115,069)	–	–	–	(115,069)	–	–	(20,844)	(135,913)
少數股東權益	–	396,654	–	–	396,654	–	–	–	396,654
對權益變動之影響	648,730	396,654	–	(2,245)	1,043,139	–	–	20,399	1,063,538
少數股東權益	396,654	(396,654)	–	–	–	–	–	–	–

此外，本集團並無提早應用下列已頒佈但尚未生效之新準則、修訂或詮釋。本公司董事預期，應用該等準則、修訂或詮釋將不會對本集團財務報表造成重大影響。

香港會計準則第1號（經修訂）	資本披露[1]
香港會計準則第19號（經修訂）	精算收益及虧損、集團計劃及披露[2]
香港會計準則第21號（經修訂）	海外業務之投資淨額[2]
香港會計準則第39號（經修訂）	預測集團內公司間交易現金流量對沖會計處理[2]
香港會計準則第39號（經修訂）	公平值之選擇[2]
香港會計準則第39號及香港財務報告準則第4號（經修訂）	財務擔保合約[2]
香港財務報告準則第6號	勘探及評估礦物資源[2]
香港財務報告準則第7號	金融工具：披露[1]
香港（國際財務報告詮釋委員會）－詮釋第4號	釐定安排是否包括租賃[2]
香港（國際財務報告詮釋委員會）－詮釋第5號	解除運作、恢復及環境修復基金所產生權益之權利[2]
香港（國際財務報告詮釋委員會）－詮釋第6號	參與特定市場所產生負債－電力及電子設備廢料[3]
香港（國際財務報告詮釋委員會）－詮釋第7號	根據香港會計準則第29號於惡性通脹經濟之財務申報應用重列法[4]
香港（國際財務報告詮釋委員會）－詮釋第8號	香港財務報告準則第2號之範圍[5]
香港（國際財務報告詮釋委員會）－詮釋第9號	嵌入式衍生工具之重新評估[6]

1 於二零零七年一月一日或之後開始之年度期間生效。
2 於二零零六年一月一日或之後開始之年度期間生效。
3 於二零零五年十二月一日或之後開始之年度期間生效。
4 於二零零六年三月一日或之後開始之年度期間生效。
5 於二零零六年五月一日或之後開始之年度期間生效。
6 於二零零六年六月一日或之後開始之年度期間生效。

西歐	1,199,982	1,095,356
東歐	86,519	78,836
北美	500,870	256,689
其他地區	95,350	58,970
	6,156,997	5,298,276

4. **除稅前溢利**

除稅前溢利已扣除（計入）下列各項：

	二零零六年 千港元	二零零五年 千港元
物業、機器及設備折舊	51,705	28,149
預付租賃款項之攤銷	280	280
遞延船舶租賃攤銷，計入銷售成本	54,417	16,566
商譽攤銷	–	5,396

5. **稅項**

	二零零六年 千港元	二零零五年 千港元
支出包括：		
本年度稅項		
－香港	4,910	7,130
－其他司法權區	7,297	606
過往年度超額撥備		
－香港	(1,292)	(477)
	10,915	7,259
遞延稅項		
－本年度	3,371	(3,994)
	14,286	3,265

香港利得稅乃根據年內估計應課稅溢利按17.5%（二零零五年：17.5%）稅率計算。

其他司法權區稅項乃按有關司法權區之適用稅率計算。

本集團大部分溢利皆非源自香港，故該部分溢利毋須繳付香港利得稅。

6. **股息**

	二零零六年 千港元	二零零五年 千港元
末期股息：		
建議末期股息每股5.2港仙（二零零五年：5.4港仙）	55,874	54,409

7. **每股盈利**

截至二零零六年三月三十一日止兩個年度之每股基本及攤薄盈利乃按下列各項計算：

	二零零六年 千港元	二零零五年 千港元
計算每股基本及攤薄盈利之盈利	183,058	163,228
計算每股基本盈利之普通股加權平均數	1,002,744,564	999,268,913
對攤薄普通股之潛在影響：		
－認購權	1,117,205	2,950,694
－認股權證	1,602,534	
計算每股攤薄盈利之普通股加權平均數	1,005,464,323	1,002,219,607

股息

根據本集團每年向股東派發三分之一淨溢利作為股息之派息政策，董事會擬派付末期股息每股普通股5.2港仙。

業績

於二零零六財政年度，本集團之營業額增加16.2%至6,157,000,000港元。由於銷售額上升，本集團錄得更佳盈利。經營溢利由二零零五財政年度345,000,000港元增加74.6%至二零零六財政年度602,000,000港元。股東應佔溢利由二零零五財政年度163,000,000港元增加12.1%至二零零六財政年度183,000,000港元，已計及下列各項非經常性項目：

	二零零六財政年度 千港元	二零零五財政年度 千港元	變動
股東應佔溢利	183,058	163,228	+12.1%
中漁首次公開發售產生之權益攤薄收益，扣除少數股東權益	(52,866)	–	NM
因太平洋恩利（控股）有限公司（「恩利控股」）少數股東行使認股權證而被視為出售權益之虧損	12,729	1,196	+964.3%
撇銷恩利控股蔬菜業務之固定資產及存貨，扣除少數股東權益	7,469	–	NM
京食商譽減值	12,460	–	NM
京食之虧損，扣除少數股東權益	31,828	–	NM
因會計估計變動而產生之物業折舊增加	8,961	–	NM
因會計政策變動而產生之物業重估收益增加	(4,188)	–	NM
股東應佔溢利，扣除非經常性項目	199,451	164,424	+21.3%

NM：並無意義

業務回顧

世界各地消費者對健康日益關注，特別是日漸富庶之中國消費者，乃全球魚類需求不斷飆升之原因。在經驗豐富之管理隊伍領導下，憑藉更完善供應鏈基建及更強大捕撈實力作後盾，本集團盡享優勢，定能抓緊市場需求不斷增加之機遇，令業務穩步上揚。

深海捕撈專家中漁集團有限公司（「中漁」）之上游業務與本集團下游物流、貿易及分銷業務成功整合，對本集團供應鏈管理業務帶來重大協同與規模經濟效益，不單有助本集團進軍新市場，更能開拓新發展領域。本集團擁有中漁控股股權，能全面控制其冷凍海鮮食品整個供應鏈運作，當中涵蓋捕撈、運輸、加工、貿易及分銷種類繁多之冷凍海鮮食品。於二零零六年一月，中漁邁進新里程，首次公開發售（「首次公開發售」）57,000,000股新股份，成功於新加坡證券交易所上市主板公司。機構及個人投資者對首次公開發售反應熱烈，為本集團帶來81,000,000港元之非經常性收益。

全球非養殖海產資源有限，惟需求卻與日俱增，各國政府已制定多項控制措施，規限非養殖海產捕撈數量之增長，務求令資源得以保存。為配合此業界趨向，本集團積極探究增闢供應來源之方法，特別是透過與擁有或控制捕漁許可證及配額之捕漁公司締結長期盟約，加上更有效運用現有資源。於二零零六年二月，中漁簽定新船舶經營協議（「船舶經營協議」），令其於太平洋之捕撈能力即時倍增。為擴大本集團之加工能力及提高加工業務之增值能力，本集團現正於青島紅島興建新加工廠房，集中生產高增值兼高利潤之產品，同時於其產品組合內加入以廢料加工而成之環保魚粉。

鑑於本集團縱向整合供應鏈之成果顯著，太平洋恩利於回顧期內不論在業務規模及範圍方面均於海產業脫穎而出。

管運回顧

市場分析

儘管非養殖海產於過去二十年並無增加，然而隨著全球人口增長，加上飲食習慣有變，令魚類需求持續上升，此趨勢為本集團帶來機遇。年內，本集團所有市場之收入貢獻均較去年增加。

中國仍為太平洋恩利主要收入來源，佔其二零零六財政年度總銷售額49.9%。本集團錄得營業額6,157,000,000港元，較去年增加16.2%。中國經濟蓬勃發展，人民消費能力增加，自然追求更健康及均衡飲食，推動中國魚產人均消耗量不斷上升。基於人口龐大，中國魚產人均消耗量每增加1公斤，即導致非養殖海產需求合共躍升1,200,000公噸或1.5%。因此，預期魚產市場需求於未來數年將穩定增長。

於本財政年度，北美洲仍為本集團第二大市場，佔其總銷售額19.6%。市場銷售額合共1,205,000,000港元，較去年穩健上升15.1%。年內，西歐銷售額佔總銷售額19.5%，並增加9.6%至1,200,000,000港元。以魚產為主要成分之即食食品繼續暢銷全球。西歐與北美市場對優質魚產要求甚高，故依賴進口，從而推動魚產市價飆升。

本集團成功進軍韓國及日本市場，反映於銷售額自二零零五財政年度分別79,000,000港元及178,000,000港元分別上升至二零零六財政年度210,000,000港元及291,000,000港元。

產品分析

海產部

本集團之海產部於十年內發展令人鼓舞，現為全球主要冷凍海產加工與供應商之一。憑藉全面兼整合完善之供應鏈管理營運，此部門於世界各地捕撈及採購海產，繼而加工成為各式各樣優質產品，以分銷予全球各地客戶。於二零零六財政年度，本集團錄得冷凍海產銷量約355,000公噸，價值6,078,000,000港元，較去年增加16.0%。

捕撈

本集團矢志維護海產業領導地位，故持續加強其捕撈能力。本集團之附屬公司中漁經營41艘拖撈船及超級拖撈船，全年航行於太平洋、大西洋及印度洋捕撈。於二零零六財政年度，中漁捕獲及加工約68,000公噸魚類，為本集團銷售額及溢利分別帶來620,000,000港元及55,900,000港元之貢獻。

中漁於二零零六年二月訂立新船舶經營協議，不單可以使用於北太平洋俄羅斯經濟水域捕漁所需之捕漁配額及許可證，更具備先進技術與設施，以提升產量及於海中加工漁獲。該新船舶經營協議令中漁之超級捕撈船隊規模倍增至14艘，其捕撈能力亦隨之增強。憑藉強勁之海中初步加工能力以及延長之經營周期，本集團定能於潛力雄厚之捕撈行業上取得優勢，同時向市場引進新魚類品種，從而保障其本身之經濟利益。

採購及貿易

冷凍魚類主要銷往中國市場，並繼續成為本集團最大收入來源，佔總銷售額47.4%。銷售額躍升7.0%至2,921,000,000港元。

加工及分銷

魚柳及魚切塊的銷售額增加9.4%至2,537,000,000港元，佔本集團總銷售額41.2%。銷售額增長主要受北美及西歐市場對加工海產需求持續增加所支持。

回顧年內，本集團日本海產加工附屬公司京食株式會社（「京食」）錄得商譽減值12,460,000港元及虧損53,000,000港元，本集團於本年度財務業績確認該虧損之60%為31,800,000港元。鑑於日本經營成本普遍上漲，本集團將生產廠房遷往中國，以借助國內具競爭力之勞工與生產成本，以改善盈利能力。完成後，本集團預期京食將於二零零六年下半年達致收支平衡。

蔬菜和種植部

由於在中國取得合適農地甚為困難，故此涵蓋耕種及加工蔬菜產品之蔬菜業務所帶來貢獻不大。因此，於回顧年內，本集團終止培植及加工蔬菜，反而集中採購及分銷蔬菜產品。此舉導致撇銷相關資產及存貨產生一次性減值虧損約11,500,000港元。

流動資金及財務資源

於二零零六年三月三十一日，本集團之銀行借貸總額由二零零五財政年度之2,029,000,000港元增加51.5%至二零零六財政年度3,074,000,000港元。增加之銀行借貸用作撥付基於北太平洋捕撈業務延遲於二零零六財政年度最後一季展開所暫時增加之存貨及貿易應收款項，以及為配合北美及歐洲市場對加工海產需求日益增加所增持原材料。於二零零七財政年度上半年，存貨及應收賬款均明顯減少。

於二零零六年三月三十一日，本集團手頭現金達337,000,000港元。二零零六財政年度資產負債比率（即總負債相對總權益之比率）微升至53.8%。

由於本集團並無任何重大未對沖外幣交易，故本集團所面對之外匯風險甚低。鑑於近期宣佈人民幣升值，本集團之經營成本將輕微上升，惟因中國冷凍魚類市場佔本集團總銷售額一半，加上人民消費能力改善，故本集團預期可提升冷凍魚類之銷售額。本集團以自然對沖及遠期合約，積極抵禦外匯風險。本集團並無進行任何投機貨幣交易。

僱員及酬金

於二零零六年三月三十一日，本集團僱用合共6,300名僱員。本集團根據行業標準釐定薪酬待遇，並會每年作出檢討。本集團按照僱員個別表現及本集團業績向僱員發放花紅，其他員工福利包括醫療津貼及強制性公積金。本公司及其非全資附屬公司太平洋恩利（控股）有限公司各設有僱員購股權計劃，可按選定合資格僱員對本公司之貢獻向彼等授出購股權。

環境保護

作為一家從事採購及銷售魚類及海產業務之公司，太平洋恩利深明本身責任，必須遵守捕撈配額、保護漁場，以及率頭鼓勵全球各地政府及捕魚公司保護環境及海洋資源。本集團視此為長期義務，以確保全球各地維持穩定魚類資源。本集團承諾支持負責任及具效率之捕撈業，而整個業界未來將致力在消費者需求與保護魚苗間取得平衡。年內，本集團開創業界先河，委任外聘核數師德勤•關黃陳方會計師行獨立核實本集團採購之所有魚類均備有適當的捕撈及監管文件。這種做法正好顯示太平洋恩利致力確保捕獲及採購之魚類，均備有相關政府或其他適用機關所發出正式證書及文件支持。

展望

隨著消費者保健意識日漸提高，加上轉趨崇尚健康均衡之飲食習慣，全球魚類產品需求高企。因此，本集團仍然看好整體市場環境及其業務發展。隨著中漁於今年年初整合其業務營運，太平洋

香港聯合交易所有限……
全部或任何部分內容……

於二零零六年七……
東力之意向書……
63,800,000港元）……
估值，並須於深……
資及深圳農產品……
10,000,000元之按……

本公司擬尋求銀……
部資源撥付。備……

本公布乃根據上……
載有（其中包括……

意向書

日期：二零零……

各方：

買方：偉駿投……
為本公……

賣方：深圳市……
場註冊……
人。深……
公司關……
並無關……

意向書之主要條……

意向書之目標事……

深圳集貿市場主……
傳統街市。該等……

深圳農產品及深圳……
集貿市場註冊資……

深圳農產品主要……
易公司及其最終……
連人士（定義見上……

根據深圳集貿市……
核財務報表，深……
五年十二月三十……
前之純利分別為……
及約人民幣6,300,……
場截至二零零四……
政年度之除稅及……
5,800,000元（約5,6……
5,100,000港元）。……
十一日，深圳……
60,400,000元（約5……
（約59,500,000港元……

收購完成後，深……

股東

深圳農產品
偉駿投資
深圳市果菜貿易……

收購及代價

收購及代價須經……
值，並須於深圳……
心」）完成投標手……
理委員會確認並……
釐定

保護環境，以及率領鼓勵全球各地政府及捕魚公司保護環境及海洋資源。本集團視此為長期義務，以確保全球各地維持穩定魚類資源。本集團承諾支持負責任及具效率之捕撈業，而整個業界未來將致力在消費者需求與保護魚苗間取得平衡。年內，本集團開創業界先河，委任外聘核數師德勤•關黃陳方會計師行獨立核實本集團採購之所有魚類均備有適當的捕撈及監管文件。這種做法正好顯示太平洋恩利致力確保捕獲及採購之魚類，均備有相關政府或其他適用機關所發出正式證書及文件支持。

展望

隨著消費者保健意識日漸提高，加上轉趨崇尚健康均衡之飲食習慣，全球魚類產品需求高企。因此，本集團仍然看好整體市場環境及其業務發展。隨著中漁於今年年初整合其業務管理，太平洋恩利現可全面控制整個冷凍海產業務之供應鏈，包括由捕撈及採購以至加工及向全球分銷海產等程序。太平洋恩利穩佔優勢，抓緊不斷湧現之商機，保持未來數年業務持續增長。

加強控制魚類資源

根據聯合國糧食及農業組織（「糧食及農業組織」）於二零零四年進行之研究顯示，全球36億人口所吸收動物蛋白質當中，最少20%源自魚類，而世界各地之潛在魚類需求預料由二零零一年133,000,000公噸增加逾35%，於二零一五年將達致183,000,000公噸。儘管如此，非養殖魚類供應量於過往十年保持穩定，即使養殖魚類產量日增，亦不足以配合日益增加之需求。供求失衡已經及將會依舊導致漁類產品價格上漲。

為更有效抓緊龐大的發展潛力，本集團一直努力不懈，透過擴大其縱向整合供應鏈，加強控制魚類資源。中漁擬動用100,000,000美元（約780,000,000港元）收購秘魯魚粉製造商兼全球出口商Alexandra S.A.C及其兩家附屬公司，乃本集團朝著上述目標進發之重要一步。

Alexandra S.A.C及其兩家附屬公司擁有及經營13艘儲存量合共約4,000公噸之漁船及四間持牌魚粉加工廠。收購完成後，將讓本集團即時涉足全球最大魚粉產地秘魯之魚類及魚粉加工業，同時擴大及多元化發展其產品組合，納入以秘魯特產鯷魚為原料之魚粉及魚類產品。秘魯地勢優越，定可成為本集團具成本效益之基地，將其魚場擴充為全球最具生產力捕撈地點之一，並面向中國這個全球最大的魚粉市場。收購一旦落實，本集團將可控制全球約1%的非養殖魚類資源。

提升加工能力

為配合全球各地持續增加之需求，本集團以提升加工能力為另一主要策略。本集團正於青島興建一棟新加工綜合設施。新設施將配備先進加工生產線，年產量合共多達60,000公噸冷凍魚柳及魚切塊。廠房擴充不單可大幅提升本集團加工能力及經濟規模，更讓本集團有效運用全球有限的非養殖海產資源。除採用可提升加工業務價值之先進技術外，本集團將加工業務所產生廢料轉化為魚粉等增值產品。長遠而言，新綜合設施料可顯著提高本集團產量、邊際利潤及盈利能力。

物色有待發展之多種魚類

全球魚類產品需求持續上升，尤以日益富庶之中國為甚。二零零三年中國人均魚類消耗量估計為25.6千克，而一九九零年則為11.5千克。根據糧食及農業組織預測，中國潛在人均魚類消耗量於二零三零年將達34.3千克。所有數據均顯示中國乃高增長市場。作為中國最大冷凍魚類進口商，本集團目前佔國內冷凍魚類入口總值約四分一。為進一步擴大市場份額，本集團正積極豐富其產品組合，物色有待發展之多種魚類，並引入中國市場。本集團自一九九零年以來一直推行上述策略，成績斐然。譬如，以阿拉斯加鱈魚及鮮魚製造之魚類產品便深受消費者歡迎。

融資

為確保資金充裕以支援不同的業務增長計劃，本集團與二十家國際及本地銀行就為數160,000,000美元（約12.5億港元）之定期貸款融資額簽訂協議，所得款項將用作撥付本集團於青島紅島興建新加工廠房，以及再融資將本集團短期借貸轉換為長期借貸。債務再融資或延長借貸還款期將為本集團每年削減約15,000,000港元利息開支。此外，認股權證將於二零零六年七月到期，為本集團額外帶來262,000,000港元資金。本集團將擁有強大的股本基礎及流動資金資源。憑藉額外資金，本集團有信心可持續迅速增長，鞏固其作為全球領先海產生產商、加工商及供應商之地位。

暫停辦理股東登記

本公司將於二零零六年九月五日星期二至二零零六年九月七日星期四（包括首尾兩日）暫停辦理股東登記手續，期間將不會登記任何股份過戶。為確定股東於二零零六年度股東週年大會之表決權，所有過戶文件連同有關股票須於二零零六年九月四日星期一下午四時正前送抵本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

買賣或贖回

本公司或其任何附屬公司於截至二零零六年三月三十一日止年度內概無買賣或贖回本公司任何上市證券。

證券交易之標準守則

本公司已採納上市規則之標準守則作為董事買賣本公司證券之守則。本公司已向全體董事作出特定查詢，而董事已於截至二零零六年三月三十一日止年度遵守標準守則所載規定標準。

審計委員會

審計委員會已與管理層審閱本集團採納之會計原則及慣例，並討論核數、內部監控及財務申報事宜，包括截至二零零六年三月三十一日止年度之經審核綜合財務報表。

審計委員會之成員包括本公司獨立非執行董事劉嘉彥先生（主席）、郭琳廣先生及葉文俊先生。

最佳應用守則

除下述偏離情況外，本公司已於截至二零零六年三月三十一日止年度遵守上市規則附錄14所載企業管治常規守則（「企業管治守則」）：

企業管治守則第A.4.1條規定非執行董事須按特定任期委任及重選連任。本公司獨立非執行董事並非按特定任期委任，惟須根據本公司細則條文於本公司股東週年大會輪值告退及重選連任。

企業管治守則第B.1.1條規定應設立具有特定成文權責範圍的薪酬委員會。薪酬委員會的大部分成員應為獨立非執行董事。薪酬委員會應制定權責範圍，清楚說明董事會授予薪酬委員會的職責及權限。

於二零零五年十二月二十日，董事會成立薪酬委員會，並制定其書面權責範圍。本公司薪酬委員會由三名獨立非執行董事劉嘉彥先生、郭琳廣先生及葉文俊先生以及兩名執行董事黃裕祥先生及黃裕培先生組成。

於聯交所公佈全年業績

本公司將於適當時候在香港聯合交易所有限公司（「聯交所」）網站刊登本集團截至二零零六年三月三十一日止年度全年詳細業績公佈，當中載有聯交所上市規則附錄16第45(1)段至45(3)段規定之一切資料。

於本公佈日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

承董事會命
董事總經理
黃裕翔

香港，二零零六年七月二十六日

深圳市果菜貿易
收購及代價
收購及代價須經
值，並須於深圳
心」）完成投標手
理委員會確認並
釐定：
- 若估值高於 106,000,000元 擇不進行收 行收購，須 日內知會其 之書面通知 其不擬進行 金及應計利
- 若估值為於 民幣131,000, 釐訂為人民 據當地政府 人民幣65,50 場注冊資本
- 若估值為於 人民幣136,0 圳農產品屆 一半出售其 權。若未能 請降低出售 格再次於深
- 代價須以現

代價乃經僱設投
定。董事認為，
益。

其他主要條款
深圳集貿市場現
街市之法定業權
達成下列條款：
- 深圳農產品 街市之業權 意促使現擁 品，而之後 並不保證三 意向書後三 圳農產品， 個街市之部 元；沙頭市 人民幣9,200
- 深圳集貿市 街市向深圳 資源和房產 市場將繼續 產管理局租 營管理該等

支付：
於簽署意向書後
產品支付按金人
理由而未能完成
累計利息。

代價之餘額將按
式協議，以現金

本公司擬尋求銀
約一半），以撥
部資源撥付。倘
部資源撥付。

收購條件：
收購須待達成（
- 深圳農產品 以及根據中 產及收購所
- 深圳農產品 貿市場正式
- 由獨立專業 律、財務及
- 深圳農產品

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

DELAY IN DESPATCH OF CIRCULAR REGARDING MAJOR TRANSACTION POSSIBLE ACQUISITION OF THE PERUVIAN COMPANIES

Reference is made to the announcement of the Company dated 14 June 2006 (the "Announcement") regarding the major transaction relating to the possible Acquisition of the Peruvian Companies. The despatch of the circular to the Shareholders regarding the possible Acquisition of the Peruvian Companies (the "Circular") will be postponed. It is currently expected that the Circular will be despatched on or before 5 August 2006.

Capitalised terms used in this announcement have the same meanings as defined in the Announcement.

Pursuant to the Listing Rules, the Circular, which will contain amongst other things, further information on the Share Purchase Agreement including independent valuation of the Main Assets, should have been despatched to the Shareholders by the Company on or before 5 July 2006. As additional time is required by the professional advisers of the Company to prepare the audited accounts of the Peruvian Companies for the year ended 31 December 2005 and the valuation report of the Peruvian Companies, the Company has applied to the Stock Exchange for an extension of time for the despatch of the Circular to 5 August 2006. It is expected that the Circular will be despatched to the Shareholders on or before 5 August 2006.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 5 July 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

2006年7月6日 星期四 香港經濟日報

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

延遲寄發有關主要交易之通函
可能收購秘魯公司

茲提述本公司日期為二零零六年六月十四日有關可能收購秘魯公司之主要交易之公佈（「該公佈」）。致股東有關可能收購秘魯公司之通函（「通函」）將押後寄發。現時預期於二零零六年八月五日或之前寄發通函。

本公佈所用詞彙與該公佈所界定者具有相同涵義。

根據上市規則，本公司須於二零零六年七月五日或之前向股東寄發通函，當中載有（其中包括）購股協議進一步資料（包括主要資產之獨立估值）。由於本公司專業顧問需要額外時間編製秘魯公司截至二零零五年十二月三十一日止年度之經審核賬目及秘魯公司之估值報告，故本公司已向聯交所申請將寄發通函之時限延展至二零零六年八月五日。預期於二零零六年八月五日或之前向股東寄發通函。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零六年七月五日

於本公佈日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

Expiry of Subscription Rights Attaching to Warrants

Summary

The Company's Warrants (as defined below) will expire after the close of business on Monday, 31 July 2006. Holders of Warrants who wish to exercise the subscription rights attaching to the Warrants must lodge all relevant documents with the Company's Hong Kong branch registrar. Secretaries Limited, by not later than 4:00 p.m. on Monday, 31 July 2006.

The last trading day of the Warrants on the Stock Exchange is Wednesday, 26 July 2006. The Company has applied for the Warrants to be de-listed with effect from the close of business on Monday, 31 July 2006.

The board of directors of the Company would like to remind holders of warrants of the Company entitling the holders of subscribe for new shares of HK$0.10 each ("Shares") in the Company at a subscription price of HK$1.40 per share from Tuesday, 1 February 2005 until Monday, 31 July 2006 (the "**Warrants**") that, in accordance with the terms and conditions of the Warrants, **the subscription rights attaching to the Warrants will expire after Monday, 31 July 2006**. Any subscription rights attaching to the Warrants which have not been exercised by such date will lapse and the Warrants will cease to be valid for any purpose.

The Company has made the following arrangements regarding dealings, transfers and exercise of the Warrants:

1. **Last Trading Date**

   The last trading day of the Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") is **Wednesday, 26 July 2006**.

2. **Exercise of Subscription Rights by Registered Holders of Warrants**

   Registered holders of Warrants who wish to exercise the subscription rights attaching to the Warrants must lodge with the Company's Hong Kong branch registrars. Secretaries Limited (the "Share Registrar") at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong the following by **not later than 4:00 p.m. on Monday, 31 July 2006**.

   (i) the relevant certificates of Warrants;

   (ii) the duly completed and signed subscription forms; and

   (iii) remittance in the form of cheques drawn in Hong Kong dollars on a licensed bank in Hong Kong made payable to "Pacific Andes International Holdings Limited" for the relevant subscription moneys.

3. **Exercise of Subscription Rights by Non-registered Holders of Warrants**

   Holders of Warrants who have not registered such Warrants in their names and wish to exercise the subscription rights thereunder must lodge with the Share Registrar at the above-mentioned address the following by **not later than 4:00 p.m. on Monday, 31 July 2006**.

   (i) the relevant duly executed and stamped instruments of transfer and/or other documents of title;

   (ii) the relevant certificates of Warrants;

   (iii) the duly completed and signed subscription forms; and

   (iv) remittance in the form of cheques drawn in Hong Kong dollars on a licensed bank in Hong Kong made payable to "Pacific Andes International Holdings Limited" for the relevant subscription moneys.

4. **Deadline for Exercise of Subscription Right/Rights Attaching to New Shares Issued**

   Subscription forms lodged with the Share Registrar later than 4:00 p.m. on Monday, 31 July 2006 will not be accepted. Shares will be issued not later than 28 days after the due exercise of the subscription rights attaching to the Warrants, and will rank pari passu in all respects with the issued Shares on the relevant subscription later.

5. **Withdrawal of Listing of Warrants**

   Trading in the Warrants on the Stock Exchange will cease after the close of business on Wednesday, 26 July 2006. Application has been made for withdrawal of listing of Warrants on the Stock Exchange with effect from the close of business on Monday, 31 July 2006.

6. **Information for Warrantholders and Shareholders**

   The closing prices of Shares and Warrants on the Stock Exchange on 26 June 2006 (being the date of this announcement) were HK$1.65 per Share and HK$0.230 per Warrant. A circular setting out the above information will be dispatched to holders of Warrants and, for information only, holders of Shares, as soon as practicable.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong: 26 June 2006

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

香港經濟日報　　2006年6月27日　星期二

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

認股權證所附認購權屆滿

概要

本公司之認股權證（定義見下文）將於二零零六年七月三十一日星期一辦公時間結束時屆滿。認股權證持有人如欲行使認股權證所附認購權，最遲須於二零零六年七月三十一日星期一下午四時正前將有關文件送達本公司之香港股份過戶登記處秘書商業服務有限公司。

認股權證於聯交所之最後買賣日期為二零零六年七月二十六日星期三。本公司已申請由二零零六年七月三十一日星期一辦公時間結束時起撤銷認股權證之上市地位。

本公司之董事會謹此提醒本公司認股權證（賦予其持有人權利可由二零零五年二月一日星期二至二零零六年七月三十一日星期一按每股1.40港元之認購價認購本公司每股面值0.10港元之新股份（「股份」））（「**認股權證**」）持有人，根據認股權證之條款及條件，**認股權證所附認購權將於二零零六年七月三十一日星期一之後屆滿**。任何於上述日期仍未行使之認購權將告失效，而認股權證亦告作廢。

本公司已就買賣、轉讓及行使認股權證作出如下安排：

1. **最後買賣日期**
   認股權證於香港聯合交易所有限公司（「聯交所」）之最後買賣日期為**二零零六年七月二十六日星期三**。

2. **認股權證登記持有人行使認購權**
   認股權證登記持有人如欲行使認股權證所附認購權，**最遲須於二零零六年七月三十一日星期一下午四時**正前將下列文件送達本公司之香港股份過戶登記處秘書商業服務有限公司（「股份過戶登記處」），地址為香港皇后大道東28號金鐘匯中心26樓：

   (i) 有關之認股權證證書；

   (ii) 填簽妥當之認購表格；及

   (iii) 可向香港持牌銀行兑現之港元支票，以「Pacific Andes International Holdings Limited」為抬頭人開出，銀碼為有關之認購款項。

3. **認股權證非登記持有人行使認購權**
   尚未以本身名義登記而欲行使認購權之認股權證持有人**最遲須於二零零六年七月三十一日星期一下午四時**正前將下列文件送達股份過戶登記處，地址見上文：

   (i) 經正式簽訂並加蓋印之轉讓文件及/或其他所有權文件；

   (ii) 有關之認股權證證書；

   (iii) 填簽妥當之認購表格；及

   (iv) 可向香港持牌銀行兑現之港元支票，以「Pacific Andes International Holdings Limited」為抬頭人開出，銀碼為有關之認購款項。

4. **行使認購權之最後限期/所發行新股份附帶之權利**
   凡於二零零六年七月三十一日星期一下午四時之後始送達股份過戶登記處之認購表格概不受理。股份將於正式行使認股權證所附認購權之後28日內予以發行，將在各方面與於有關認購日期已發行股份享有同等權益。

5. **撤銷認股權證之上市地位**
   認股權證將於二零零六年七月二十六日星期三辦公時間結束後停止在聯交所買賣。有關方面已申請由二零零六年七月三十一日星期一辦公時間結束時起撤銷認股權證在聯交所之上市地位。

6. **供認股權證持有人及股東參考之資料**
   股份及認股權證於二零零六年六月二十六日（即本公佈日期）在聯交所錄得之收市價分別為每股股份1.65港元及每份認股權證0.230港元。載有上述資料之通函將盡早寄予認股權證持有人，並供股份持有人參考。

承董事會命
公司秘書
鄭乃銘

香港，二零零六年六月二十六日

於本公佈日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生，而本公司之獨立非執行董事則為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*